English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing
Company Limited
Parent Company Only Financial Statements for the
Years Ended December 31, 2025 and 2024 and
Independent Auditors’ Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓
Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan
Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw
INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
Opinion
We have audited the accompanying parent company only financial statements of Taiwan Semiconductor
Manufacturing Company Limited (the “Company”), which comprise the parent company only balance sheets as of December 31, 2025 and 2024, and the parent company only statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the parent company only financial statements, including material accounting policy information (collectively referred to as the “parent company only financial statements”).
In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the parent company only financial position of the Company as of December 31, 2025 and 2024, and
its parent company only financial performance and its parent company only cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.
Basis for Opinion
We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and
Attestation Engagements of Certified Public Accountants and the Standards on Auditing of the Republic of
China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the
Audit of the Parent Company Only Financial Statements section of our report. We are independent of the
Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic
of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the parent company only financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Key audit matter for the Company’s parent company only financial statements for the year ended December 31,
2025 is stated as follows:
Property, plant and equipment (PP&E) – commencement of depreciation related to PP&E classified as equipment under installation and construction in progress (EUI/CIP)
Refer to Notes 4, 5 and 13 to the parent company only financial statements.

The Company’s evaluation of when to commence depreciation of EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.
Given the subjectivity in determining the date to commence depreciation of EUI/CIP, performing audit procedures to evaluate the reasonableness of the Company’s judgments and assumptions required a high degree of auditor judgment. Consequently, the validity of commencement of depreciation related to PP&E classified as
EUI/CIP is identified as a key audit matter.
Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:
1.We read the Company’s policy and understood the criteria used to determine when to commence depreciation.
2.We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/
CIP.
3.We sampled the year-end balance of EUI/CIP and performed the following for each selection:
a.Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.
b.Observed the assets and evaluated their status.
4.We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.
5.We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.
Responsibilities of Management and Those Charged with Governance for the Parent Company Only
Financial Statements
Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities
Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the parent company only financial statements, management is responsible for assessing the
Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance (including members of the Audit and Risk Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements
Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.
As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
1.Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
2.Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
3.Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.
However, future events or conditions may cause the Company to cease to continue as a going concern.
5.Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
6.Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements for the year ended December 31,
2025 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The engagement partners on the audits resulting in this independent auditors’ report are Shih Tsung Wu and
Shang Chih Lin.
Deloitte & Touche
Taipei, Taiwan
Republic of China
February 10, 2026
Notice to Readers
The accompanying parent company only financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such parent company only financial statements are those generally applied in the
Republic of China.
For the convenience of readers, the independent auditors’ report and the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and parent company only financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS
(In Thousands of New Taiwan Dollars)

	December 31, 2025		December 31, 2024
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,067,035,432	15	$1,035,061,499	17
Financial assets at fair value through profit or loss (Note 7)	54,890	-	13,174	-
Financial assets at amortized cost (Note 8)	-	-	14,208,158	-
Notes and accounts receivable, net (Note 10)	46,702,679	1	39,497,003	1
Receivables from related parties (Note 30)	208,783,038	3	210,300,175	4
Other receivables from related parties (Note 30)	4,325,893	-	5,313,087	-
Inventories (Notes 5 and 11)	252,320,369	3	270,716,472	4
Other financial assets	15,334,569	-	4,927,482	-
Other current assets	36,398,294	-	29,528,046	1

Total current assets	1,630,955,164	22	1,609,565,096	27

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	1,086,940	-	1,058,347	-
Investments accounted for using equity method (Note 12)	2,492,766,080	34	1,758,587,882	29
Property, plant and equipment (Notes 5 and 13)	2,991,673,431	41	2,537,292,611	42
Right-of-use assets (Notes 5 and 14)	41,870,717	1	37,899,147	1
Intangible assets (Notes 5 and 15)	19,574,877	-	20,452,082	-
Deferred income tax assets (Notes 5 and 23)	53,147,642	1	60,178,345	1
Refundable deposits	3,836,610	-	3,783,511	-
Other noncurrent assets	41,302,872	1	8,432,279	-

Total noncurrent assets	5,645,259,169	78	4,427,684,204	73

TOTAL	$7,276,214,333	100	$6,037,249,300	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$3,070,087	-	$439,110	-
Accounts payable	74,198,152	1	64,054,077	1
Payables to related parties (Note 30)	18,524,963	-	10,137,811	-
Salary and bonus payable	48,967,710	1	37,440,411	1
Accrued profit sharing bonus to employees and compensation to directors (Note 26)	103,097,239	1	70,520,129	1
Payables to contractors and equipment suppliers	168,648,840	2	150,280,751	3
Cash dividends payable (Note 18)	285,258,060	4	220,418,821	4
Income tax payable (Notes 5 and 23)	201,492,741	3	146,420,994	2
Long-term liabilities - current portion (Notes 16 and 27)	61,940,126	1	24,397,381	-
Accrued expenses and other current liabilities (Notes 5, 14, 19, 27 and 30)	340,755,301	5	449,236,841	7

Total current liabilities	1,305,953,219	18	1,173,346,326	19

NONCURRENT LIABILITIES
Bonds payable (Notes 16 and 27)	476,131,202	7	453,839,281	8
Deferred income tax liabilities (Notes 5 and 23)	3,860,196	-	3,925,320	-
Lease liabilities (Note 14)	30,289,119	-	27,206,865	1
Net defined benefit liability (Note 17)	6,012,286	-	7,580,657	-
Guarantee deposits	756,871	-	837,379	-
Others (Notes 19 and 30)	33,615,446	1	81,968,305	1

Total noncurrent liabilities	550,665,120	8	575,357,807	10

Total liabilities	1,856,618,339	26	1,748,704,133	29

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 18)	259,325,245	3	259,327,332	4
Capital surplus (Notes 18 and 25)	73,445,601	1	73,260,765	2
Retained earnings (Note 18)
Appropriated as legal capital reserve	311,146,899	4	311,146,899	5
Appropriated as special capital reserve	87,284,496	1	-	-
Unappropriated earnings	4,705,070,165	65	3,606,105,124	60
	5,103,501,560	70	3,917,252,023	65
Others (Notes 18 and 25)	(16,676,412)	-	38,705,047	-

Total equity	5,419,595,994	74	4,288,545,167	71

TOTAL	$7,276,214,333	100	$6,037,249,300	100
The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2025		2024
	Amount	%	Amount	%

NET REVENUE (Notes 5, 19 and 30)	$3,784,388,760	100	$2,880,383,350	100

COST OF REVENUE (Notes 5, 11, 26, 30 and 32)	1,564,313,067	41	1,306,140,916	45

GROSS PROFIT	2,220,075,693	59	1,574,242,434	55

OPERATING EXPENSES (Notes 5, 26 and 30)
Research and development	237,020,711	7	198,449,799	7
General and administrative	68,029,114	2	50,832,908	2
Marketing	7,871,571	-	6,264,188	-

Total operating expenses	312,921,396	9	255,546,895	9

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 13, 26 and 32)	(663,339)	-	(1,549,447)	-

INCOME FROM OPERATIONS	1,906,490,958	50	1,317,146,092	46

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 12)	107,791,541	3	66,000,702	2
Interest income (Note 20)	28,458,200	1	27,338,300	1
Other income	215,960	-	199,890	-
Foreign exchange gain, net (Note 33)	13,418,209	-	9,988,417	-
Finance costs (Note 21)	(4,354,189)	-	(5,400,986)	-
Other gains and losses, net (Note 22)	(8,030,997)	-	(7,663,446)	-

Total non-operating income and expenses	137,498,724	4	90,462,877	3

INCOME BEFORE INCOME TAX	2,043,989,682	54	1,407,608,969	49

INCOME TAX EXPENSE (Notes 5 and 23)	326,107,055	9	234,341,266	8

NET INCOME	1,717,882,627	45	1,173,267,703	41

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 5, 12, 17, 18 and 23)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(693,271)	-	144,365	-
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	28,593	-	97,396	-
Gain (loss) on hedging instruments	(31,030)	-	5,041	-
Share of other comprehensive income of subsidiaries and associates	602,730	-	4,911,549	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	138,654	-	(38,869)	-
	45,676	-	5,119,482	-
(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2025		2024
	Amount	%	Amount	%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$(61,273,206)	(2)	$65,330,074	2
Share of other comprehensive income of subsidiaries and associates	4,598,794	-	2,119,357	-
	(56,674,412)	(2)	67,449,431	2

Other comprehensive income (loss), net of income tax	(56,628,736)	(2)	72,568,913	2

TOTAL COMPREHENSIVE INCOME	$1,661,253,891	43	$1,245,836,616	43

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$66.26		$45.25
Diluted earnings per share	$66.25		$45.25
The accompanying notes are an integral part of the parent company only financial statements.                            (Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY
(In Thousands of New Taiwan Dollars)

								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total						Treasury Stock	Total Equity

BALANCE, JANUARY 1, 2024	25,932,071	$259,320,710	$69,876,381	$311,146,899	$-	$2,846,883,893	$3,158,030,792	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)	$-	$3,458,913,627

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(414,915,586)	(414,915,586)	-	-	-	-	-	-	(414,915,586)
Total	-	-	-	-	-	(414,915,586)	(414,915,586)	-	-	-	-	-	-	(414,915,586)

Net income	-	-	-	-	-	1,173,267,703	1,173,267,703	-	-	-	-	-	-	1,173,267,703

Other comprehensive income (loss), net of income tax	-	-	-	-	-	126,040	126,040	65,579,764	6,948,818	(85,709)	-	72,442,873	-	72,568,913

Total comprehensive income (loss)	-	-	-	-	-	1,173,393,743	1,173,393,743	65,579,764	6,948,818	(85,709)	-	72,442,873	-	1,245,836,616

Employee restricted shares retired	(1,402)	(14,018)	14,018	-	-	19,934	19,934	-	-	-	-	-	-	19,934

Share-based payment arrangements	5,313	53,130	2,584,257	-	-	-	-	-	-	-	(1,414,645)	(1,414,645)	-	1,222,742

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(3,089,177)	(3,089,177)

Treasury stock retired	(3,249)	(32,490)	(7,080)	-	-	(3,049,607)	(3,049,607)	-	-	-	-	-	3,089,177	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	3,772,747	3,772,747	-	(4,009,066)	-	-	(4,009,066)	-	(236,319)

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	141	-	141	-	141

Adjustments to share of changes in equities of associates	-	-	870,000	-	-	-	-	-	-	-	-	-	-	870,000

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	5,284	-	-	-	-	-	-	-	-	-	-	5,284

From share of changes in equities of subsidiaries	-	-	(90,978)	-	-	-	-	-	-	-	-	-	-	(90,978)

Donation from shareholders	-	-	8,883	-	-	-	-	-	-	-	-	-	-	8,883

BALANCE, DECEMBER 31, 2024	25,932,733	259,327,332	73,260,765	311,146,899	-	3,606,105,124	3,917,252,023	40,262,995	(1,160,176)	1,310,307	(1,708,079)	38,705,047	-	4,288,545,167

Appropriations of earnings
Special capital reserve	-	-	-	-	87,284,496	(87,284,496)	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(531,618,438)	(531,618,438)	-	-	-	-	-	-	(531,618,438)
Total	-	-	-	-	87,284,496	(618,902,934)	(531,618,438)	-	-	-	-	-	-	(531,618,438)

Net income	-	-	-	-	-	1,717,882,627	1,717,882,627	-	-	-	-	-	-	1,717,882,627

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(559,857)	(559,857)	(61,282,139)	5,308,767	(95,507)	-	(56,068,879)	-	(56,628,736)

Total comprehensive income (loss)	-	-	-	-	-	1,717,322,770	1,717,322,770	(61,282,139)	5,308,767	(95,507)	-	(56,068,879)	-	1,661,253,891

Employee restricted shares retired	(209)	(2,087)	2,087	-	-	4,007	4,007	-	-	-	-	-	-	4,007

Share-based payment arrangements	-	-	(21,859)	-	-	-	-	-	-	-	1,231,078	1,231,078	-	1,209,219

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	541,198	541,198	-	(557,108)	-	-	(557,108)	-	(15,910)

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	13,450	-	13,450	-	13,450

Adjustments to share of changes in equities of associates	-	-	192,854	-	-	-	-	-	-	-	-	-	-	192,854

From share of changes in equities of subsidiaries	-	-	(14,959)	-	-	-	-	-	-	-	-	-	-	(14,959)

Donation from shareholders	-	-	26,713	-	-	-	-	-	-	-	-	-	-	26,713

BALANCE, DECEMBER 31, 2025	25,932,524	$259,325,245	$73,445,601	$311,146,899	$87,284,496	$4,705,070,165	$5,103,501,560	$(21,019,144)	$3,591,483	$1,228,250	$(477,001)	$(16,676,412)	$-	$5,419,595,994
The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$2,043,989,682	$1,407,608,969
Adjustments for:
Depreciation expense	613,432,596	625,747,423
Amortization expense	7,984,252	9,129,469
Reversal of expected credit losses on investments in debt instruments	(13,579)	(2,551)
Finance costs	4,354,189	5,400,986
Share of profits of subsidiaries and associates	(107,791,541)	(66,000,702)
Interest income	(28,458,200)	(27,338,300)
Share-based compensation	1,213,225	1,242,676
Loss on disposal or retirement of property, plant and equipment, net	1,093,208	2,458,920
Gain on disposal or retirement of intangible assets, net	(1,258)	(6,206)
Impairment loss on property, plant and equipment	633,296	1,102,946
Gain on disposal of investments accounted for using equity method, net	-	(7,126)
Loss of disposal of subsidiary	167,986	-
Loss (gain) on foreign exchange, net	4,920,460	(11,760,189)
Dividend income	(215,960)	(199,890)
Others	1,107,314	(458,276)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	8,134,179	1,029,990
Notes and accounts receivable, net	(7,205,676)	(5,939,724)
Receivables from related parties	1,517,137	(55,038,298)
Other receivables from related parties	987,194	(938,597)
Inventories	18,396,103	(32,457,277)
Other financial assets	(10,278,940)	(167,618)
Other current assets	(6,068,586)	(19,891,135)
Other noncurrent assets	(34,149,903)	(3,360,036)
Accounts payable	10,144,075	16,410,584
Payables to related parties	8,375,310	20,011
Salary and bonus payable	11,527,299	9,685,669
Accrued profit sharing bonus to employees and compensation to directors	32,577,110	19,877,641
Accrued expenses and other current liabilities	(159,167,274)	115,859,695
Other noncurrent liabilities	3,518,593	10,344,601
Net defined benefit liability	(2,261,642)	(1,532,202)
Cash generated from operations	2,418,460,649	2,000,821,453
Income taxes paid	(264,129,528)	(181,322,787)

Net cash generated by operating activities	2,154,331,121	1,819,498,666
(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	2025	2024

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at amortized cost	$(5,998,859)	$(44,368,311)
Hedging financial instruments	(631,620)	-
Investments accounted for using equity method	-	(3,738,753)
Property, plant and equipment	(1,045,509,843)	(644,734,446)
Intangible assets	(9,877,172)	(8,053,430)
Proceeds from disposal or redemption of:
Financial assets at amortized cost	20,340,000	48,840,000
Property, plant and equipment	2,651,999	1,634,456
Intangible assets	-	8,323
Derecognition of derivative financial instruments	(5,544,918)	-
Derecognition of hedging financial instruments	600,590	-
Interest received	28,334,951	26,599,749
Other dividends received	215,960	199,890
Dividends received from investments accounted for using equity method	4,134,651	5,097,471
Refundable deposits paid	(403,543)	(312,809)
Refundable deposits refunded	216,207	278,903

Net cash used in investing activities	(1,011,471,597)	(618,548,957)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	335,106	(26,496,570)
Proceeds from issuance of bonds	86,900,000	34,300,000
Repayment of bonds	(24,400,000)	(7,000,000)
Payments for transaction costs attributable to the issuance of bonds	(90,308)	(35,681)
Treasury stock acquired	-	(3,089,177)
Repayment of the principal portion of lease liabilities	(2,932,532)	(2,257,534)
Interest paid	(6,409,298)	(5,864,077)
Guarantee deposits received	3,000	4,677
Guarantee deposits refunded	(47,731)	(93,242)
Cash dividends	(466,779,199)	(363,055,226)
Disposal of ownership interests in subsidiaries (without losing control)	-	1,021
Payment of partial acquisition of interests in subsidiaries	(688,946,487)	(528,037,569)
Proceeds from partial disposal of interests in subsidiaries	308,227	946,001
Donation from shareholders	26,574	8,752

Net cash used in financing activities	(1,102,032,648)	(900,668,625)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8,852,943)	16,076,703

NET INCREASE IN CASH AND CASH EQUIVALENTS	31,973,933	316,357,787

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,035,061,499	718,703,712

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,067,035,432	$1,035,061,499
The accompanying notes are an integral part of the parent company only financial statements.(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.    GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of
China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On
October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange
(NYSE) in the form of American Depositary Shares (ADSs).
The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu
Science Park, Taiwan.
2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS
The accompanying parent company only financial statements were approved and authorized for issuance by the Board of Directors on February 10, 2026.
3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING
STANDARDS
a.Initial application of the amendments to the International Financial Reporting Standards (IFRS),
International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations
(SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial
Supervisory Commission (FSC)
The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of the Company.
b.The IFRS Accounting Standards issued by International Accounting Standards Board (IASB) and
endorsed by the FSC with effective date starting 2026

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments” - the amendments to the application guidance of classification of financial assets	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature- dependent Electricity”	January 1, 2026

c.The IFRS Accounting Standards issued by IASB, but not yet endorsed and issued into effect by the
FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note)
Note : On September 25, 2025, the FSC announced that IFRS 18 will take effect starting from January
1, 2028. Domestic entities could elect to apply IFRS 18 for an earlier period after the endorsement of IFRS 18 by the FSC.
IFRS 18 “Presentation and Disclosure in Financial Statements” and consequential amendments
IFRS 18 will supersede IAS 1“ Presentation of Financial Statements”. The main changes comprise:
•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.
•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.
•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.
In addition, a consequential amendment has been made to IAS 7 “Statement of Cash Flows”, requiring the Company to use operating profit or loss as the starting point when presenting cash flows from operating activities under the indirect method.
Except for the above impact, as of the date the accompanying parent company only financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.
4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance
The accompanying parent company only financial statements have been prepared in conformity with the
Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting
Standards Used in Preparation of the Parent Company Only Financial Statements”).
Basis of Preparation
The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.
When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.
Foreign Currencies
In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-
monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.
For the purposes of presenting parent company only financial statements, the assets and liabilities of the
Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period.
Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments
Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.
Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
Financial Assets
The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.
a.Category of financial assets and measurement
Financial assets are classified into the following categories: financial assets at FVTPL, investments in equity instruments at FVTOCI and financial assets at amortized cost.
1)Financial asset at FVTPL
For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.
2)Investments in equity instruments at FVTOCI
On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.
Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.
Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s rights clearly represent a recovery of part of the cost of the investment.
3)Measured at amortized cost
Cash and cash equivalents, commercial paper, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets) are measured at amortized cost.
Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

b.Impairment of financial assets
At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable).
The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.
The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
c.Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.
On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.
Financial Liabilities and Equity Instruments
Classification as debt or equity
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.
Financial liabilities
Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.
Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.
Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.
Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
Derivative Financial Instruments
Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.
Hedge Accounting
a.Cash flow hedge
The Company designates certain hedging instruments, such as forward exchange contracts and bank deposits denominated in foreign currency, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (e.g. capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When forecast transactions actually take place, the accumulated gains or losses that were recognized in other comprehensive income are transferred from equity to the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.
The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.
b.Hedges of net investments in foreign operations
The Company designates certain hedging instruments, such as bank loans denominated in foreign currency, as a hedge of net investments in foreign operations to manage the exchange differences arising on translation of foreign operations due to currency fluctuations. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve.
The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.
The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.
Inventories
Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method
Investments accounted for using the equity method include investments in subsidiaries and associates.
Investment in subsidiaries
A subsidiary is an entity that is controlled by the Company.
Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.
Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.
When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the subsidiary had directly disposed of the related assets and liabilities.
When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.
Investment in associates
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.
Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the
Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.
When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.
When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.
Property, Plant and Equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction, acquisition of the item of property, plant and equipment or borrowing costs eligible for capitalization.
Property, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.
Depreciation of these assets, on the same basis as other identical categories of property, plant and equipment, commences when the assets are available for their intended use.
Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years;
machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years;
and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
Leases
For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.
The Company as lessor
Rental income from operating lease is recognized on a straight-line basis over the term of the lease.
The Company as lessee
Except for payments for low-value asset leases and short-term leases (leases of machinery and equipment and others) which are recognized as expenses on a straight-line basis, the Company recognizes right-of-
use assets and lease liabilities for all leases at the commencement date of the lease.
Right-of-use assets are measured at cost. The cost of right-of-use assets comprises the initial measurement of lease liabilities adjusted for lease payments and initial direct costs made at or before the commencement date, plus an estimate of costs needed to restore the underlying assets. Subsequent measurement is calculated as cost less accumulated depreciation and accumulated impairment loss and adjusted for changes in lease liabilities as a result of lease term modifications or other related factors. Right-of-use assets are presented separately in the parent company only balance sheets.
Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. If the lease transfers ownership of the underlying assets to the Company by the end of the lease terms or if the cost of right-of-use assets reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.
Lease liabilities are measured at the present value of the lease payments. Lease payments comprise fixed payments, variable lease payments which depend on an index or a rate and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The lease payments are discounted using the lessee’s incremental borrowing rates.
Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. Lease liabilities are presented on a separate line in the parent company only balance sheets.
Intangible Assets
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.
Other intangible assets
Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets
Goodwill
Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Tangible assets, right-of-use assets and other intangible assets
At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets
(property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-
generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.
When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
Revenue Recognition
The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods, which is generally when the goods are delivered to the customers’ specified locations.
Revenue from sale of goods is measured at the fair value of the consideration received or receivable.
Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.
In principle, payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.
Employee Benefits
Short-term employee benefits
Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits
For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.
Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.
Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.
Treasury Stock
Treasury stock represents the outstanding shares that the Company buys back from market, which is stated
at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.
Share-based payment arrangements
a.Equity-settled share-based payment arrangements
Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned stock-based employee compensation.
When restricted shares for employees are issued, other equity - unearned stock-based employee compensation is recognized on the grant date, with a corresponding increase in capital surplus -
restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.
At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.
b.Cash-settled share-based payment arrangements
For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.
Current tax
Income tax on unappropriated earnings is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.
Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences.
Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits arising from purchases of machinery and equipment and research and development  expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.
Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the
Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Current and deferred tax for the year
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.
5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND
UNCERTAINTY
In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.
Material Accounting Judgments
Revenue Recognition
The Company recognizes revenue when the conditions described in Note 4 are satisfied.
Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment
under Installation and Construction in Progress (EUI/CIP)
As described in Note 4, commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.
Key Sources of Estimation and Uncertainty
Estimation of Sales Returns and Allowances
Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. The Company periodically reviews the reasonableness of the estimates.
Valuation of Inventory
Inventories are stated at the lower of cost or net realizable value, and the Company uses estimate to determine the net realizable value of inventory at the end of each reporting period.
The Company estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.
Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill
In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, the Company determines the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.
Realization of Deferred Income Tax Assets
Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies.
Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

6.    CASH AND CASH EQUIVALENTS

	December 31, 2025	December 31, 2024

Cash and deposits in banks	$1,065,903,440	$1,031,883,302
Commercial paper	-	1,998,549
Repurchase agreements	1,131,984	1,179,648
Money market funds	8	-

	$1,067,035,432	$1,035,061,499
Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.
7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2025	December 31, 2024

Financial assets

Forward exchange contracts	$54,890	$13,174

Financial liabilities

Forward exchange contracts	$3,070,087	$439,110
The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting.
Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
December 31, 2025

Sell US$	January 2026 to March 2026	US$9,005,000

December 31, 2024

Sell US$	January 2025 to March 2025	US$3,256,945

8.    FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2025	December 31, 2024

Commercial paper	$-	$14,221,737
Less: Allowance for impairment loss	-	(13,579)

	$-	$14,208,158
Refer to Note 29 for information relating to the credit risk management and expected credit loss for financial assets at amortized cost.
9.    HEDGING FINANCIAL INSTRUMENTS
Cash flow hedge
The Company has designated the bank deposits denominated in foreign currency and forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts and foreign currency deposits have maturities of 12 months or less.
On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the foreign currency deposits will move in opposite directions to the value of hedged transactions in response to foreign exchange rates movements.
The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts and foreign currency deposits. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 18 (d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.
The effect for the years ended December 31, 2025 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
Hedging Instruments/Hedged Items	2025	2024

Hedging Instruments
Forward exchange contracts	$-	$5,041
Foreign currency deposits	$(31,030)	$-

Hedged Items
Forecast transaction (capital expenditures)	$31,030	$(5,041)
Hedges of net investments in foreign operations
The Company has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 18 (d) for gain or loss arising from changes in the fair value of hedging instruments.
The effect for the years ended December 31, 2025 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
Hedging Instruments/Hedged Items	2025	2024

Hedging Instruments
Bank loans	$335,106	$793,830

Hedged Items
Net investments in foreign operations	$(335,106)	$(793,830)
10.  NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2025	December 31, 2024

At amortized cost
Notes and accounts receivable	$41,975,948	$34,036,332
Less: Loss allowance	(477,512)	(451,913)
	41,498,436	33,584,419
At FVTOCI	5,204,243	5,912,584

	$46,702,679	$39,497,003
The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-
impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2025	December 31, 2024

Not past due	$46,831,242	$38,633,320
Past due
Past due within 30 days	348,949	1,315,596
Less: Loss allowance	(477,512)	(451,913)

	$46,702,679	$39,497,003
All of the Company’s accounts receivable classified as at FVTOCI were not past due.
Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2025	2024

Balance, beginning of year	$451,913	$530,139
Provision (Reversal)	25,599	(78,226)

Balance, end of year	$477,512	$451,913
For the years ended December 31, 2025 and 2024, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.
11.  INVENTORIES

	December 31, 2025	December 31, 2024

Finished goods	$26,782,971	$33,980,459
Work in process	170,000,320	178,296,363
Raw materials	43,318,957	44,017,395
Supplies and spare parts	12,218,121	14,422,255

	$252,320,369	$270,716,472
Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-
down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 32.

	Years Ended December 31
	2025	2024

Net inventory losses (reversal of write-down of inventories)	$2,887,437	$(79,431)

12.  INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Investments accounted for using the equity method consisted of the following:

	December 31, 2025	December 31, 2024

Subsidiaries	$2,454,732,809	$1,721,166,777
Associates	38,033,271	37,421,105

	$2,492,766,080	$1,758,587,882
a.Investments in subsidiaries
Subsidiaries consisted of the following:

		Place of	Carrying Amount		Percentage of Ownership
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$1,351,374,238	$772,437,954	100%	100%
TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	644,037,295	544,359,678	100%	100%
TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	145,609,673	116,846,280	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	122,572,394	110,272,686	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	75,809,127	76,694,630	100%	100%
Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	48,148,122	57,173,512	73%	73%
European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	39,474,813	17,510,070	70%	70%
VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	11,921,700	12,204,760	67%	67%
TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	8,770,383	7,856,923	100%	100%
Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	4,138,575	3,214,022	99.9%	99.9%
TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	1,502,144	1,343,370	100%	100%
TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	767,420	631,939	100%	100%
TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	433,326	418,383	100%	100%
TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	129,152	129,226	100%	100%
TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	44,447	43,764	100%	100%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up technology companies	Cayman Islands	-	23,334	-	98%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up technology companies	Cayman Islands	-	6,246	-	98%

			$2,454,732,809	$1,721,166,777

The Company increased its investment in TSMC Global for the amount of NT$561,374,200  thousand and NT$261,677,200 thousand in both of 2025 and 2024, respectively.
The Company increased its investment in TSMC Arizona for the amount of NT$106,829,700 thousand and NT$236,121,500 thousand in both of 2025 and 2024, respectively.
The Company increased its investment in JASM for the amount of  NT$15,754,106 thousand in 2024.
The Company increased its investment in ESMC for the amount of NT$20,109,341 thousand and
NT$13,299,041 thousand in both of 2025 and 2024, respectively.
VTAF II, VTAF III and Growth Fund have completed the liquidation procedures respectively in the first quarter and the second quarter of 2025.
b.Investments in associates
Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$18,166,267	$18,300,373	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	12,419,167	11,387,185	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation	Taoyuan, Taiwan	4,495,255	4,220,609	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated	Hsinchu, Taiwan	2,952,582	3,512,938	35%	35%

			$38,033,271	$37,421,105
As of December 31, 2025 and 2024, no investments in associates are individually material to the
Company. Please refer to the parent company only statements of comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated base on the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2025	December 31, 2024

GUC	$99,211,700	$63,495,488
VIS	$46,667,928	$50,620,261
Xintec	$15,468,187	$22,033,821

13.  PROPERTY, PLANT AND EQUIPMENT

	December 31, 2025	December 31, 2024

Assets used by the Company	$2,991,673,422	$2,537,292,598
Assets subject to operating leases	9	13

	$2,991,673,431	$2,537,292,611
Assets used by the Company

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2025	$3,212,000	$814,289,467	$5,561,479,710	$94,303,529	$575,842,844	$7,049,127,550
Additions	-	56,810,759	280,934,655	12,328,762	718,154,856	1,068,229,032
Disposals or retirements	-	(161,737)	(62,784,539)	(1,448,617)	-	(64,394,893)

Balance at December 31, 2025	$3,212,000	$870,938,489	$5,779,629,826	$105,183,674	$1,293,997,700	$8,052,961,689

Accumulated depreciation and impairment

Balance at January 1, 2025	$-	$404,675,421	$4,041,389,852	$64,978,939	$790,740	$4,511,834,952
Additions	-	50,894,740	547,425,136	11,421,410	-	609,741,286
Disposals or retirements	-	(106,703)	(59,366,464)	(1,448,100)	-	(60,921,267)
Impairment losses (reversed)	-	-	1,424,036	-	(790,740)	633,296

Balance at December 31, 2025	$-	$455,463,458	$4,530,872,560	$74,952,249	$-	$5,061,288,267

Carrying amounts at December 31, 2025	$3,212,000	$415,475,031	$1,248,757,266	$30,231,425	$1,293,997,700	$2,991,673,422

Cost

Balance at January 1, 2024	$3,212,000	$758,806,526	$5,131,811,792	$92,701,801	$396,791,113	$6,383,323,232
Additions	-	55,597,044	467,354,678	9,549,218	179,051,731	711,552,671
Disposals or retirements	-	(114,103)	(37,743,247)	(7,947,490)	-	(45,804,840)
Reclassification	-	-	56,487	-	-	56,487

Balance at December 31, 2024	$3,212,000	$814,289,467	$5,561,479,710	$94,303,529	$575,842,844	$7,049,127,550

Accumulated depreciation and impairment

Balance at January 1, 2024	$-	$356,622,537	$3,510,736,003	$61,719,223	$790,740	$3,929,868,503
Additions	-	48,163,277	563,408,071	11,207,118	-	622,778,466
Disposals or retirements	-	(110,393)	(33,910,889)	(7,947,402)	-	(41,968,684)
Reclassification	-	-	53,721	-	-	53,721
Impairment losses	-	-	1,102,946	-	-	1,102,946

Balance at December 31, 2024	$-	$404,675,421	$4,041,389,852	$64,978,939	$790,740	$4,511,834,952

Carrying amounts at December 31, 2024	$3,212,000	$409,614,046	$1,520,089,858	$29,324,590	$575,052,104	$2,537,292,598
The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of
20 years, 10 years and 10 years, respectively.

In the first quarter of 2025 and second quarter of 2024, the Company recognized impairment losses due to partial machinery and equipment damage caused by earthquakes, which rendered them unusable. Please refer to the related earthquake losses in Note 32.
The Company assesses impairment and recognizes impairment losses or reversal gains based on the asset's usage status and expected usage plan. These are recorded under other operating income and expenses.
Information about capitalized interest is set out in Note 21.
14.  LEASE ARRANGEMENTS
a.Right-of-use assets

	December 31, 2025	December 31, 2024

Carrying amounts

Land	$39,492,131	$36,615,988
Buildings	2,357,915	1,262,910
Office equipment	20,671	20,249

	$41,870,717	$37,899,147

	Years Ended December 31
	2025	2024

Additions to right-of-use assets	$8,624,633	$3,809,970

Depreciation of right-of-use assets
Land	$2,972,023	$2,523,492
Buildings	703,268	421,268
Office equipment	16,015	16,383

	$3,691,306	$2,961,143
b.Lease liabilities

	December 31, 2025	December 31, 2024

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$3,241,718	$2,497,939
Noncurrent portion	30,289,119	27,206,865

	$33,530,837	$29,704,804
(Continued)

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2025	December 31, 2024

Land	0.39%~2.30%	0.39%~2.30%
Buildings	0.40%~2.04%	0.40%~2.04%
Office equipment	0.28%~1.80%	0.28%~1.74%
c.Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 22 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.
d.Other lease information

	Years Ended December 31
	2025	2024

Total cash outflow for leases	$3,574,065	$2,807,980
15.  INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2025	$1,567,756	$28,545,782	$51,369,728	$13,132,229	$94,615,495
Additions	-	1,218,118	5,693,541	199,937	7,111,596
Disposals or retirements	-	-	(667,413)	-	(667,413)

Balance at December 31, 2025	$1,567,756	$29,763,900	$56,395,856	$13,332,166	$101,059,678

Accumulated amortization and impairment

Balance at January 1, 2025	$-	$23,166,013	$39,442,474	$11,554,926	$74,163,413
Additions	-	1,408,632	6,019,169	556,451	7,984,252
Disposals or retirements	-	-	(662,864)	-	(662,864)

Balance at December 31, 2025	$-	$24,574,645	$44,798,779	$12,111,377	$81,484,801

Carrying amounts at December 31, 2025	$1,567,756	$5,189,255	$11,597,077	$1,220,789	$19,574,877

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2024	$1,567,756	$26,166,275	$47,949,736	$12,216,770	$87,900,537
Additions	-	2,379,507	8,602,555	923,349	11,905,411
Disposals or retirements	-	-	(5,182,563)	(7,890)	(5,190,453)

Balance at December 31, 2024	$1,567,756	$28,545,782	$51,369,728	$13,132,229	$94,615,495

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,436,014	$39,211,353	$10,569,106	$70,216,473
Additions	-	2,729,999	5,413,650	985,820	9,129,469
Disposals or retirements	-	-	(5,182,529)	-	(5,182,529)

Balance at December 31, 2024	$-	$23,166,013	$39,442,474	$11,554,926	$74,163,413

Carrying amounts at December 31, 2024	$1,567,756	$5,379,769	$11,927,254	$1,577,303	$20,452,082
(Concluded)
The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 9.5% and 9.3% in its test of impairment as of December 31, 2025 and 2024, respectively, to reflect the relevant specific risk in the cash-generating unit.
For the years ended December 31, 2025 and 2024, the Company did not recognize any impairment loss on goodwill.
16.  BONDS PAYABLE

	December 31, 2025	December 31, 2024

Domestic unsecured bonds	$538,388,000	$478,536,000
Less: Discounts on bonds payable	(316,672)	(299,338)
Less: Current portion	(61,940,126)	(24,397,381)

	$476,131,202	$453,839,281
The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment
NT$ unsecured bonds
109-1	A	March 2020 to March 2025	$3,000,000	0.58%	Bullet repayment; interest payable annually
	B	March 2020 to March 2027	10,500,000	0.62%	The same as above
	C	March 2020 to March 2030	10,500,000	0.64%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment
109-2	A	April 2020 to April 2025	$5,900,000	0.52%	Bullet repayment; interest payable annually
	B	April 2020 to April 2027	10,400,000	0.58%	The same as above
	C	April 2020 to April 2030	5,300,000	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500,000	0.55%	The same as above
	B	May 2020 to May 2027	7,500,000	0.60%	The same as above
	C	May 2020 to May 2030	2,400,000	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700,000	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300,000	0.65%	The same as above
	C	July 2020 to July 2030	1,900,000	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800,000	0.50%	The same as above
	B	September 2020 to September 2027	8,000,000	0.58%	The same as above
	C	September 2020 to September 2030	2,800,000	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600,000	0.40%	The same as above
	B	December 2020 to December 2027	5,600,000	0.44%	The same as above
	C	December 2020 to December 2030	4,800,000	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900,000	0.36%	The same as above
	B	December 2020 to December 2027	10,200,000	0.41%	The same as above
	C	December 2020 to December 2030	6,400,000	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200,000	0.50%	The same as above
	B	May 2021 to May 2028	8,400,000	0.58%	The same as above
	C	May 2021 to May 2031	5,600,000	0.65%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment
110-3	A	June 2021 to June 2026	$6,900,000	0.52%	Bullet repayment; interest payable annually
	B	June 2021 to June 2028	7,900,000	0.58%	The same as above
	C	June 2021 to June 2031	4,900,000	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000,000	0.485%	The same as above
	B	August 2021 to August 2026	8,000,000	0.50%	The same as above
	C	August 2021 to August 2028	5,400,000	0.55%	The same as above
	D	August 2021 to August 2031	4,200,000	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200,000	0.535%	The same as above
	B	October 2021 to October 2026	6,900,000	0.54%	The same as above
	C	October 2021 to October 2028	4,600,000	0.60%	The same as above
	D	October 2021 to October 2031	1,600,000	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700,000	0.65%	The same as above
	B	December 2021 to June 2027	3,500,000	0.675%	The same as above
	C	December 2021 to December 2028	5,500,000	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100,000	0.63%	The same as above
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000,000	0.84%	The same as above
	B	March 2022 to March 2027	9,600,000	0.85%	The same as above
	C	March 2022 to March 2029	1,600,000	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100,000	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200,000	1.60%	The same as above
	B	July 2022 to July 2027	10,100,000	1.70%	The same as above
	C	July 2022 to July 2029	1,200,000	1.75%	The same as above
	D	July 2022 to July 2032	1,400,000	1.95%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment
111-5	A	August 2022 to June 2027	$2,000,000	1.65%	Bullet repayment; interest payable annually
	B	August 2022 to August 2027	8,900,000	1.65%	The same as above
	C	August 2022 to August 2029	2,200,000	1.65%	The same as above
	D	August 2022 to August 2032	2,500,000	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027	5,700,000	1.75%	The same as above
	B	October 2022 to October 2029	1,000,000	1.80%	The same as above
	C	October 2022 to October 2032	3,500,000	2.00%	The same as above
112-1 (Green bond)	A	March 2023 to March 2028	12,200,000	1.54%	The same as above
	B	March 2023 to March 2030	2,300,000	1.60%	The same as above
	C	March 2023 to March 2033	4,800,000	1.78%	The same as above
112-2 (Green bond)	A	May 2023 to May 2028	13,100,000	1.60%	The same as above
	B	May 2023 to May 2030	2,300,000	1.65%	The same as above
	C	May 2023 to May 2033	5,300,000	1.82%	The same as above
112-3	A	June 2023 to June 2028	11,400,000	1.60%	The same as above
	B	June 2023 to June 2030	2,600,000	1.65%	The same as above
	C	June 2023 to June 2033	6,000,000	1.80%	The same as above
112-4	A	August 2023 to August 2028	7,300,000	1.60%	The same as above
	B	August 2023 to August 2030	700,000	1.65%	The same as above
	C	August 2023 to August 2033	7,900,000	1.76%	The same as above
112-5	A	October 2023 to October 2028	4,300,000	1.62%	The same as above
	B	October 2023 to October 2033	5,500,000	1.76%	The same as above
113-1 (Green bond)	A	March 2024 to March 2029	12,000,000	1.64%	The same as above
	B	March 2024 to March 2034	10,800,000	1.76%	The same as above
113-2 (Green bond)	A	May 2024 to May 2029	4,900,000	1.98%	The same as above
	B	May 2024 to May 2034	6,600,000	2.10%	The same as above
114-1 (Green bond)	A	March 2025 to March 2030	12,000,000	1.90%	The same as above
	B	March 2025 to March 2035	7,200,000	2.05%	The same as above

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment
114-2 (Green bond)	A	June 2025 to June 2030	$12,500,000	1.92%	Bullet repayment; interest payable annually
	B	June 2025 to June 2035	1,600,000	2.05%	The same as above
114-3 (Green bond)	A	July 2025 to July 2030	8,300,000	1.92%	The same as above
	B	July 2025 to July 2035	4,000,000	2.05%	The same as above
114-4	A	September 2025 to September 2030	13,800,000	1.66%	The same as above
	B (Green bond)	September 2025 to September 2035	4,000,000	1.73%	The same as above
114-5 (Green bond)	A	November 2025 to November 2030	14,000,000	1.50%	The same as above
	B	November 2025 to November 2032	3,000,000	1.53%	The same as above
	C	November 2025 to November 2035	6,500,000	1.58%	The same as above
					(Concluded)

Issuance	Tranche	Issuance Period	Total Issue Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment
US$ unsecured bonds
109-1	-	September 2020 to September 2060	US$1,000,000	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051	1,000,000	3.10%	The same as above
17.  RETIREMENT BENEFIT PLANS
a.Defined contribution plans
The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan.
Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of
NT$5,174,306 thousand and NT$4,537,289 thousand for the years ended December 31, 2025 and
2024, respectively.
b.Defined benefit plans
The Company has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory
Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the
Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.
Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2025	2024

Current service cost	$150,593	$153,020
Net interest expense	106,331	122,660
Components of defined benefit costs recognized in profit or loss	256,924	275,680
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(764,266)	(774,583)
Actuarial loss arising from experience adjustments	539,527	911,752
Actuarial loss arising from changes in demographic assumptions	581,499	-
Actuarial (gain) loss arising from changes in financial assumptions	336,511	(281,534)
Components of defined benefit costs recognized in other comprehensive income	693,271	(144,365)

Total	$950,195	$131,315
The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2025	2024

Cost of revenue	$169,175	$178,507
Research and development expenses	69,532	75,259
General and administrative expenses	15,148	18,424
Marketing expenses	3,069	3,490

	$256,924	$275,680
The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2025	December 31, 2024

Present value of defined benefit obligation	$19,339,129	$18,332,160
Fair value of plan assets	(13,326,843)	(10,751,503)

Net defined benefit liability	$6,012,286	$7,580,657

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2025	2024

Balance, beginning of year	$18,332,160	$17,995,066
Current service cost	150,593	153,020
Interest expense	281,084	242,788
Remeasurement:
Actuarial loss arising from experience adjustments	539,527	911,752
Actuarial (gain) loss arising from changes in financial assumptions	336,511	(281,534)
Actuarial loss arising from changes in demographic assumptions	581,499	-
Benefits paid from plan assets	(803,342)	(679,084)
Benefits paid directly by the Company	(78,903)	(9,848)

Balance, end of year	$19,339,129	$18,332,160
Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2025	2024

Balance, beginning of year	$10,751,503	$8,737,842
Interest income	174,753	120,128
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	764,266	774,583
Contributions from employer	2,439,663	1,798,034
Benefits paid from plan assets	(803,342)	(679,084)

Balance, end of year	$13,326,843	$10,751,503
The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2025	December 31, 2024

Cash	$1,652,528	$1,569,719
Equity instruments	8,223,995	6,245,548
Debt instruments	3,450,320	2,936,236

	$13,326,843	$10,751,503
The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2025	December 31, 2024

Discount rate	1.40%	1.60%
Future salary increase rate	4.00%	4.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:
1)Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc.
The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.
2)Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.
Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$883,727 thousand and NT$717,535 thousand as of December 31, 2025 and 2024, respectively.
3)Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.
Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$857,260 thousand and NT$697,715 thousand as of December 31, 2025 and 2024, respectively.
The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.
Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.
The Company expects to make contributions of NT$2,537,250 thousand to the defined benefit plans in the next year starting from December 31, 2025. The weighted average duration of the defined benefit obligation is 9 years.
18.  EQUITY
a.Capital stock

	December 31, 2025	December 31, 2024

Authorized shares (in thousands)	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,524	25,932,733
Issued capital	$259,325,245	$259,327,332

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.
The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.
On September 1, 2024 and March 1, 2024, the Company issued employee restricted stock awards
(RSAs) for its employees in a total of 2,353 thousand shares and 2,960 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.
During the third quarter of 2025, the first quarter of 2025 and 2024, TSMC reclaimed 91 thousand,
118 thousand and 1,402 thousand employee restricted shares, respectively, that were unvested. On
November 11, 2025, May 13, 2025 and June 5, 2024,  the Company’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to 25 for information on RSAs.
On August 13, 2024, the Company’s Board of Directors resolved to cancel 3,249 thousand treasury shares. Refer to Note 18(e) for further information.
As of December 31, 2025, the Company’s total issued and outstanding ADSs were 1,062,719 thousand units, representing 5,313,593 thousand common shares.
b.Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2025	December 31, 2024

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$26,343,550	$24,809,704
From merger	22,800,434	22,800,434
From convertible bonds	8,891,257	8,891,257
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,411,566
Donations - donated by shareholders	11,280	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,093,999	4,108,958
From share of changes in equities of associates	1,365,250	1,172,396
Donations - unclaimed dividend	105,684	78,976

May not be used for any purpose

Employee restricted shares	1,422,581	2,976,199

	$73,445,601	$73,260,765
If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.Retained earnings and dividend policy
The Company’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by the Company’s Board of Directors and reported to the Company’s shareholders in its meeting. When allocating earnings, the Company shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals the Company’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the Company’s Articles of Incorporation.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.
Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets and gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of 2025, 2024 and 2023 quarterly earnings have been approved by the Company’s
Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2025	of 2025	of 2025	of 2025
Board of Directors in its	February 10,	November 11,	August 12,	May 13,
meeting	2026	2025	2025	2025

Special capital reserve	$(71,085,085)	$(94,270,352)	$181,554,848	$-
Cash dividends to shareholders	$155,595,147	$155,595,147	$129,662,913	$129,663,078
Cash dividends per share (NT$)	$6.00	$6.00	$5.00	$5.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024	of 2024
Board of Directors in its	February 12,	November 12,	August 13,	May 10,
meeting	2025	2024	2024	2024

Special capital reserve	$-	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.50	$4.00	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00
The special capital reserve for 2025 is to be presented for approval in the Company’s shareholders’
meeting to be held on June 4, 2026 (expected).
The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.
d.Others
Changes in others were as follows:

	Year Ended December 31, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047
Exchange differences arising on translation of foreign operations	(61,608,312)	-	-	-	(61,608,312)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	335,106	-	-	-	335,106
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	28,593	-	-	28,593
Disposal of investments in equity instruments at FVTOCI	-	(557,108)	-	-	(557,108)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(31,030)	-	(31,030)
Transferred to initial carrying amount of hedged items	-	-	13,450	-	13,450
Share-based payment expenses recognized	-	-	-	1,231,078	1,231,078
Share of other comprehensive income (loss) of subsidiaries and associates	(8,933)	5,280,174	(64,477)	-	5,206,764

Balance, end of year	$(21,019,144)	$3,591,483	$1,228,250	$(477,001)	$(16,676,412)

	Year Ended December 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	64,536,244	-	-	-	64,536,244
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	97,396	-	-	97,396
Disposal of investments in equity instruments at FVTOCI	-	(4,009,066)	-	-	(4,009,066)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	5,041	-	5,041
Transferred to initial carrying amount of hedged items	-	-	141	-	141
Issuance of employee restricted stock	-	-	-	(2,637,387)	(2,637,387)
Share-based payment expenses recognized	-	-	-	1,222,742	1,222,742
Share of other comprehensive income (loss) of subsidiaries and associates	249,690	6,861,418	(90,750)	-	7,020,358
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of year	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047
The aforementioned other equity includes the changes in other equities of the Company and the
Company’s share of its subsidiaries and associates.
e.Treasury stock
For the Company’s shareholders’ interests, the Company’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3,249 thousand shares. The Company has completed this share buyback program during the second quarter of 2024. On August 13, 2024, the Company’s
Board of Directors resolved to cancel the 3,249 thousand shares and set September 1, 2024 as the record date for capital reduction. The registration for share cancellation was completed on September
11, 2024.
19.  NET REVENUE
a.Disaggregation of revenue from contracts with customers

	Years Ended December 31
Product	2025	2024

Wafer	$3,255,146,998	$2,510,017,254
Others	529,241,762	370,366,096

	$3,784,388,760	$2,880,383,350

	Years Ended December 31
Geography	2025	2024

Taiwan	$299,445,782	$270,413,546
United States	2,826,188,062	1,986,303,602
China	327,502,739	331,673,315
Japan	135,646,991	144,239,882
Europe, the Middle East and Africa	126,584,061	102,760,879
Others	69,021,125	44,992,126

	$3,784,388,760	$2,880,383,350
The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
Platform	2025	2024

High Performance Computing	$2,185,635,278	$1,468,508,854
Smartphone	1,094,191,863	1,000,995,664
Internet of Things	191,037,402	164,847,295
Automotive	186,345,604	138,885,986
Digital Consumer Electronics	47,879,565	47,850,715
Others	79,299,048	59,294,836

	$3,784,388,760	$2,880,383,350

	Years Ended December 31
Resolution	2025	2024

3-nanometer	$793,771,655	$456,947,662
5-nanometer	1,179,092,880	859,687,087
7-nanometer	458,485,675	416,558,462
16-nanometer	215,783,533	202,383,587
20-nanometer	4,294,513	4,076,441
28-nanometer	210,008,919	188,214,493
40/45-nanometer	95,688,151	108,591,498
65-nanometer	120,743,718	93,007,404
90-nanometer	21,351,286	21,525,204
0.11/0.13 micron	48,698,641	52,372,598
0.15/0.18 micron	88,236,071	90,757,845
0.25 micron and above	18,991,956	15,894,973

Wafer revenue	$3,255,146,998	$2,510,017,254

b.Contract balances

	December 31, 2025	December 31, 2024	January 1, 2024

Contract liabilities (classified under accrued expenses and other current liabilities)	$34,734,928	$81,204,467	$47,760,098
The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to
NT$51,715,323 thousand and NT$46,809,520 thousand for the years ended December 31, 2025 and
2024, respectively.
c.Temporary receipts from customers

	December 31, 2025	December 31, 2024

Current portion (classified under accrued expenses and other current liabilities)	$145,207,051	$198,602,570
Noncurrent portion (classified under other noncurrent liabilities)	26,924,438	75,410,459

	$172,131,489	$274,013,029
The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.
d.Refund liabilities
Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2025 and 2024, the aforementioned refund liabilities amounted to NT$75,708,756 thousand and NT$60,197,285 thousand
(classified under accrued expenses and other current liabilities), respectively.
20.  INTEREST INCOME

	Years Ended December 31
	2025	2024

Interest income
Cash and cash equivalents	$28,338,796	$27,032,709
Financial assets at amortized cost	119,404	305,591

	$28,458,200	$27,338,300
(Continued)

21.  FINANCE COSTS

	Years Ended December 31
	2025	2024

Interest expense
Corporate bonds	$6,764,582	$6,057,480
Lease liabilities	410,214	331,894
Others	25,391	1,271
Less: Capitalized interest under property, plant and equipment	(2,845,998)	(989,659)

	$4,354,189	$5,400,986
Information about capitalized interest is as follows:

	Years Ended December 31
	2025	2024

Capitalization rate	1.32%-1.44%	1.20%-1.32%
22.  OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2025	2024

Gain (loss) on disposal of investments accounted for using equity method, net	$(167,986)	$7,126
Loss on financial instruments at FVTPL, net	(8,134,179)	(7,881,159)
Reversal of expected credit loss for financial assets
Financial assets at amortized cost	13,579	2,551
Other gains, net	257,589	208,036

	$(8,030,997)	$(7,663,446)
23.  INCOME TAX
a.Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Years Ended December 31
	2025	2024

Current income tax expense
Current tax expense recognized in the current year	$332,750,114	$235,089,738
Income tax adjustments on prior years	(14,137,218)	(7,144,098)
Other income tax adjustments	389,926	331,459
	319,002,822	228,277,099

	Years Ended December 31
	2025	2024

Deferred income tax expense
Income tax adjustments on prior years	$(65,124)	$3,925,320
The origination and reversal of temporary differences	7,169,357	2,138,847
	7,104,233	6,064,167

Income tax expense recognized in profit or loss	$326,107,055	$234,341,266
(Concluded)
A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2025	2024

Income before tax	$2,043,989,682	$1,407,608,969

Income tax expense at the statutory rate	$408,797,936	$281,521,794
Tax effect of adjusting items:
Adjusting items in determining taxable income	(13,557,812)	(6,175,639)
Additional income tax on unappropriated earnings	-	6,483,623
The origination and reversal of temporary differences	7,169,357	2,138,847
Income tax credits	(62,490,010)	(46,740,040)
	339,919,471	237,228,585
Income tax adjustments on prior years	(14,202,342)	(3,218,778)
Other income tax adjustments	389,926	331,459

Income tax expense recognized in profit or loss	$326,107,055	$234,341,266
For the years ended December 31, 2025 and 2024, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.
b.Deferred income tax balance
The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2025	December 31, 2024

Deferred income tax assets
Temporary differences
Depreciation	$24,552,052	$32,784,174
Refund liability	16,298,641	13,146,474
Unrealized exchange losses	6,094,375	9,078,243
Others	6,202,574	5,169,454

	$53,147,642	$60,178,345
Deferred income tax liabilities
Temporary differences
Subsidiary’s projected earnings distribution	$(3,860,196)	$(3,925,320)

	Year Ended December 31, 2025
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Balance, End of Year

Deferred income tax assets
Temporary differences
Depreciation	$32,784,174	$(8,232,122)	$-	$24,552,052
Refund liability	13,146,474	3,152,167	-	16,298,641
Unrealized exchange losses	9,078,243	(2,983,868)	-	6,094,375
Others	5,169,454	894,466	138,654	6,202,574

	$60,178,345	$(7,169,357)	$138,654	$53,147,642

Deferred income tax liabilities
Temporary differences
Subsidiary’s projected earning distribution	$(3,925,320)	$65,124	$-	$(3,860,196)

	Year Ended December 31, 2024
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Balance, End of Year

Deferred income tax assets
Temporary differences
Depreciation	$40,726,261	$(7,942,087)	$-	$32,784,174
Refund liability	9,348,138	3,798,336	-	13,146,474
Unrealized exchange losses	7,096,229	1,982,014	-	9,078,243
Others	5,185,433	22,890	(38,869)	5,169,454

	$62,356,061	$(2,138,847)	$(38,869)	$60,178,345

Deferred income tax liabilities
Temporary differences
Subsidiary’s projected earning distribution	$-	$(3,925,320)	$-	$(3,925,320)
c.The deductible temporary differences for which no deferred income tax assets have been recognized
As of December 31, 2025 and 2024, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$64,904,467 thousand and
NT$52,979,425 thousand, respectively.
d.The information of unrecognized deferred income tax liabilities associated with investments
As of December 31, 2025 and 2024, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to
NT$329,889,192 thousand and NT$327,787,523 thousand, respectively.

e.Income tax examination
The tax authorities have examined income tax returns of the Company through 2023. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
24.  EARNINGS PER SHARE

	Years Ended December 31
	2025	2024

Basic EPS	$66.26	$45.25
Diluted EPS	$66.25	$45.25
EPS is computed as follows:

	Years Ended December 31
	2025	2024

Basic EPS
Net income available to common shareholders	$1,717,882,627	$1,173,267,703
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,262	25,927,556
Basic EPS (in dollars)	$66.26	$45.25

Diluted EPS
Net income available to common shareholders	$1,717,882,627	$1,173,267,703
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,262	25,927,556
Effects of all dilutive potential common shares (in thousands)	2,295	2,089
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,930,557	25,929,645
Diluted EPS (in dollars)	$66.25	$45.25
25.  SHARE-BASED PAYMENT ARRANGEMENTS
a.Equity-settled share-based payment- RSAs
The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,353	2,960	2,110	1,387
Available for issuance (in thousands)	1,832	-	-	-
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:
1)The RSAs granted to eligible employees can only be vested if
•the employee remains employed by the Company or the subsidiaries on the last date of each vesting period;
•during the vesting period, the employee may not breach any agreement with the Company or the subsidiaries or violate the Company’s work rules; and
•certain employee performance metrics and the Company’s or the subsidiaries’ business performance metrics are met.
2)The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-
year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the Company’s business performance metrics.
3)For eligible executive officers of the Company: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the
Company’s relative Total Shareholder Return (“TSR”, including capital gains and dividends)
achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development
Committee evaluation of the Company’s Environmental, Social, and Governance (“ESG”)
achievements. The number of shares so calculated should be rounded down to the nearest integral.

The Company’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%
4)Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:
•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.
•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of the Company.

5)Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of year	2,353	2,960	1,055	347
Vested shares	(1,102)	(1,406)	(501)	(330)
Canceled shares	(91)	(74)	(27)	(17)

Balance, end of year	1,160	1,480	527	-

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71	$325.81
The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022
Stock price at measurement date (in dollars)	$944	$689	$511	$604
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%	0.57%
Refer to Note 26 for the compensation costs of the RSAs recognized by the Company.
b.Cash-settled share-based payment arrangements
The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of the Company’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022
Note:One unit of the right represents a right to the market value of one the Company’s common share when vested.
The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.
The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Years Ended December 31
	2025		2024
	2023 Plan	2022 Plan	2023 Plan	2022 Plan	2021 Plan
Stock price at measurement date (in dollars)	$1,510	$1,510	$1,090	$1,090	$1,090
Expected price volatility	23.67%-30.35%	23.67%-30.35%	25.61%-30.78%	25.61%-30.78%	25.61%~30.78%
Residual life	1-2 years	1 year	1-3 years	1-2 years	1 year
Risk-free interest rate	1.22%	1.20%	1.45%	1.41%	1.37%

Refer to Note 26 for the compensation costs of the cash-settled share-based payment recognized by the
Company. As of December 31, 2025 and 2024, the liabilities under cash-settled share-based payment arrangement amounted toNT$330,836 thousand and NT$455,728 thousand, respectively.
26.  ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2025	2024

a.Depreciation of property, plant and equipment and right-of- use assets

Recognized in cost of revenue	$574,475,240	$590,881,553
Recognized in operating expenses	38,957,352	34,858,056
Recognized in other operating income and expenses	4	7,814

	$613,432,596	$625,747,423

b.Amortization of intangible assets

Recognized in cost of revenue	$4,989,782	$6,320,646
Recognized in operating expenses	2,994,470	2,808,823

	$7,984,252	$9,129,469

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$5,174,306	$4,537,289
Defined benefit plans	256,924	275,680
	5,431,230	4,812,969
Share-based payments
Equity-settled	1,213,225	1,242,676
Cash-settled	304,140	403,486
	1,517,365	1,646,162

Other employee benefits	333,559,549	248,455,483

	$340,508,144	$254,914,614

Employee benefits expense summarized by function
Recognized in cost of revenue	$207,103,346	$152,156,491
Recognized in operating expenses	133,404,798	102,758,123

	$340,508,144	$254,914,614
According to the Company’s Articles of Incorporation, the Company shall allocate compensation to directors and profit sharing bonus to employees of the Company not more than 0.3% and not less than 1%
of annual profits during the period, respectively (among which not less than 30% as profit sharing bonuses to entry-level employees).

The Company accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period;
compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2025	2024

Profit sharing bonus to employees	$103,072,958	$70,296,283
The Company’s accrued profit sharing bonus to employees and compensation to directors 2025, 2024 and
2023 are illustrated below:

	Years Ended December 31
	2025	2024	2023

Profit sharing bonus to employees	$103,072,958	$70,296,283	$50,090,533
Compensation to directors	$156,305	$358,989	$551,955
There is no significant difference between the aforementioned amounts and the amounts charged against earnings of 2025 ,2024 and 2023, respectively.
The information about the appropriations of the Company’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.
27.  CASH FLOW INFORMATION
a.Non-cash transactions

	Years Ended December 31
	2025	2024

Additions of property, plant and equipment	$1,068,229,032	$711,552,671
Exchange of assets	(169,549)	(109,273)
Changes in payables to contractors and equipment suppliers	(19,672,612)	(65,724,334)
Transferred to initial carrying amount of hedged items	(31,030)	5,041
Capitalized interests	(2,845,998)	(989,659)

Payments for acquisition of property, plant and equipment	$1,045,509,843	$644,734,446
b.Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2025	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2025

Bonds payable	$478,236,662	$62,409,692	$(2,645,436)	$70,410	$538,071,328

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2024

Bonds payable	$446,867,565	$27,264,319	4,038,045	$66,733	$478,236,662
Note:Other changes include amortization of bonds payable.
28.  CAPITAL MANAGEMENT
The objective of the Company’s capital management is to maintain a capital structure that ensures liquidity and supports a solid investment grade credit rating. The capital structure includes both debt and equity. The
Company adjusts its capital structure mainly through changes in the level of debt and adjustments of dividend payout to shareholders.
The Company’s capital management policy remained unchanged in 2025. TSMC’s current credit ratings are
AA- from S&P Global Ratings and Aa3 from Moody’s, same as those as of December 31, 2024.
29.  FINANCIAL INSTRUMENTS
a.Categories of financial instruments

	December 31, 2025	December 31, 2024

Financial assets
FVTPL	$54,890	$13,174
FVTOCI (Note 1)	6,291,183	6,970,931
Amortized cost (Note 2)	1,365,551,783	1,306,159,488

	$1,371,897,856	$1,313,143,593
Financial liabilities
FVTPL	$3,070,087	$439,110
Amortized cost (Note 3)	1,418,165,257	1,370,620,974

	$1,421,235,344	$1,371,060,084
Note 1:Including notes and accounts receivable (net) and equity investments.
Note 2:Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits, and temporary payments (including those classified under other current assets and other noncurrent assets).
Note 3:Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, guarantee deposits and other noncurrent liabilities.

b.Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.
The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls.
During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.
c.Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.
Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts and foreign currency deposits, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2025 and 2024, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$ 1,945,331 thousand and NT$ 2,471,332 thousand, respectively, after taking into account hedges and offsetting positions.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its bank deposits and outstanding debt. Changes in interest rates affect the interest earned on the Company’s bank deposits, as well as the interest paid on its debt. Because all of the Company’s bonds issued are fixed-rate and measured at amortized cost, changes in interest rates would not affect the future cash flows or the carrying amount.
Other price risk
The Company is exposed to equity price risk arising from financial assets at FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2025 and 2024, the other comprehensive income would have decreased by NT$ 86,955 thousand and NT$ 84,668 thousand, respectively.
d.Credit risk management
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.
Business related credit risk
The Company’s accounts receivable are from its customers worldwide. The majority of the
Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the
Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.
As of December 31, 2025 and 2024, the Company’s ten largest customers accounted for 79% and 84%
of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
Financial credit risk
The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.
The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-
For the years ended December 31, 2025 and 2024, the expected credit loss decreased NT$13,579 thousand and decrease NT$2,551 thousand, respectively. The changes were mainly due to adjusted investment portfolio.
e.Liquidity risk management
The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$92,723,115	$-	$-	$-	$92,723,115
Payables to contractors and equipment suppliers	168,648,840	-	-	-	168,648,840
Accrued expenses and other current liabilities	299,478,937	-	-	-	299,478,937
Bonds payable	69,338,831	195,356,808	137,889,133	214,886,970	617,471,742
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,753,257	5,711,960	5,167,272	22,507,850	37,140,339
Others	-	32,504,216	723,890	-	33,228,106
	633,942,980	233,572,984	143,780,295	237,394,820	1,248,691,079

Derivative financial instruments

Forward exchange contracts
Outflows	271,448,689	-	-	-	271,448,689
Inflows	(268,430,750)	-	-	-	(268,430,750)
	3,017,939	-	-	-	3,017,939

	$636,960,919	$233,572,984	$143,780,295	$237,394,820	$1,251,709,018

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$74,191,888	$-	$-	$-	$74,191,888
Payables to contractors and equipment suppliers	150,280,751	-	-	-	150,280,751
Accrued expenses and other current liabilities	365,027,676	-	-	-	365,027,676
Bonds payable	30,503,009	164,569,011	133,348,645	228,284,664	556,705,329
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,895,659	4,998,837	4,397,192	20,373,710	32,665,398
Others	-	80,424,861	1,202,936	-	81,627,797
	622,898,983	249,992,709	138,948,773	248,658,374	1,260,498,839

Derivative financial instruments

Forward exchange contracts
Outflows	97,621,287	-	-	-	97,621,287
Inflows	(97,162,228)	-	-	-	(97,162,228)
	459,059	-	-	-	459,059

	$623,358,042	$249,992,709	$138,948,773	$248,658,374	$1,260,957,898

Note:Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

December 31, 2025

Lease liabilities	$10,791,835	$7,497,181	$3,999,189	$219,645	$22,507,850

December 31, 2024

Lease liabilities	$9,910,952	$6,805,189	$3,540,742	$116,827	$20,373,710
f.Fair value of financial instruments
1)Fair value measurements recognized in the parent company only balance sheets
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
2)Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

December 31, 2025
	Level 2	Level 3	Total

Financial assets at FVTPL

Forward exchange contracts	$54,890	$-	$54,890

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$1,086,940	$1,086,940
Notes and accounts receivable, net	5,204,243	-	5,204,243

	$5,204,243	$1,086,940	$6,291,183
Financial liabilities at FVTPL

Forward exchange contracts	$3,070,087	$-	$3,070,087

December 31, 2024
	Level 2	Level 3	Total

Financial assets at FVTPL

Forward exchange contracts	$13,174	$-	$13,174

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$1,058,347	$1,058,347
Notes and accounts receivable, net	5,912,584	-	5,912,584

	$5,912,584	$1,058,347	$6,970,931

Financial liabilities at FVTPL

Forward exchange contracts	$439,110	$-	$439,110
Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the years ended December 31, 2025 and 2024 were as follows:

	Years Ended December 31
	2025	2024

Balance, beginning of year	$1,058,347	$960,950
Recognized in other comprehensive income or loss	28,593	97,397

Balance, end of year	$1,086,940	$1,058,347
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:
•The fair values of forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.
•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.
Valuation techniques and assumptions used in Level 3 fair value measurement
The fair values of non-publicly traded equity investments are mainly determined by using the asset approach or market approach.
The asset approach takes into account the net asset value measured at the fair value.

The market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.
3)Fair value of financial instruments that are not measured at fair value
Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the parent company only financial statements that are not measured at fair value approximate their fair values.
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2025
	Carrying	Level 2
	Amount	Fair Value

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$538,071,328	$513,630,359

	December 31, 2024
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Commercial paper	$14,208,158	$14,222,713

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$478,236,662	$444,114,272
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.
The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

30.  RELATED PARTY TRANSACTIONS
The significant transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:
a.Related party name and categories

Related Party Name	Related Party Categories

TSMC Arizona	Subsidiaries
TSMC China	Subsidiaries
TSMC Nanjing	Subsidiaries
JASM	Subsidiaries
ESMC	Subsidiaries
VisEra Tech	Subsidiaries
TSMC North America	Subsidiaries
TSMC 3DIC	Subsidiaries
TSMC Europe	Subsidiaries
TSMC JDC	Subsidiaries
TSMC Japan	Subsidiaries
TSMC Korea	Subsidiaries
TSMC Design Technology Canada Inc. (TSMC Canada)	Indirect Subsidiaries
TSMC Technology, Inc. (TSMC Technology)	Indirect Subsidiaries
TSMC Washington, LLC (TSMC Washington)	Indirect Subsidiaries
GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
SSMC	Associates
Xintec	Associates
b.Net revenue

		Years Ended December 31
		2025	2024

Item	Related Party Name/Categories

Sales revenue	TSMC North America	$2,931,832,801	$2,057,313,208
	Associates	7,780,754	7,080,991
	Other subsidiaries	2,813,382	1,688,771

		$2,942,426,937	$2,066,082,970

c.Purchases

	Years Ended December 31
	2025	2024

Related Party Categories

Subsidiaries	$174,601,114	$104,615,531
Associates	4,991,607	4,619,621

	$179,592,721	$109,235,152
d.Receivables from related parties

		December 31, 2025	December 31, 2024

Item	Related Party Name/Categories

Receivables from related parties	TSMC North America	$206,855,118	$209,056,572
	Associates	1,430,389	1,120,441
	Other subsidiaries	497,531	123,162

		$208,783,038	$210,300,175

Other receivables from related parties	TSMC North America	$4,017,486	$5,050,233
	Associates	268,115	251
	Other subsidiaries	40,292	262,603

		$4,325,893	$5,313,087
e.Payables to related parties

		December 31, 2025	December 31, 2024

Item	Related Party Name/Categories

Payables to related parties	TSMC Arizona	$9,127,301	$630,869
	TSMC Nanjing	2,934,085	4,473,370
	TSMC China	2,261,532	1,848,450
	Other subsidiaries	2,423,315	1,759,124
	Other associates	1,778,730	1,425,998

		$18,524,963	$10,137,811

f.Accrued expenses and other current liabilities

		December 31, 2025	December 31, 2024

Item	Related Party Name/Categories

Temporary receipts	TSMC North America	$81,506,672	$178,396,827
	Associates	638,804	672,001

		$82,145,476	$179,068,828
g.Other noncurrent liabilities

		December 31, 2025	December 31, 2024

Item	Related Party Name

Temporary receipts	TSMC North America	$23,553,166	$71,433,597
	Associates	393,050	409,600

		$23,946,216	$71,843,197
h.Others

		Years Ended December 31
		2025	2024

Item	Related Party Categories

Manufacturing expenses	Associates	$5,442,941	$5,221,103
	Subsidiaries	18,367	17,189

		$5,461,308	$5,238,292

Research and development expenses	Subsidiaries	$9,129,882	$7,181,542
	Associates	277,221	397,058

		$9,407,103	$7,578,600
The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.
The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain or loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain or loss over the depreciable lives of the disposed assets.
i.Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2025	2024

Short-term employee benefits	$5,154,980	$4,230,478
Post-employment benefits	2,748	3,135
Share-based payments	3,888,675	1,357,432

	$9,046,403	$5,591,045
The compensation to directors and other key management personnel were determined by the
Compensation and People Development Committee of the Company in accordance with the individual performance and market trends.
31.  SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:
a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C.
Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.
As of the end of reporting period, the R.O.C. Government did not invoke such right.
b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March
30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in
Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006,
Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP
B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and
NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the
Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively,
“Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S.
District Court for the Eastern District of Texas alleging that the Company and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025 and the lawsuit in the Eastern
District Court for Texas was statutorily stayed on April 23, 2025 pending the ITC investigation.Marlin dropped 2 asserted patents in the ITC investigation in October and November 2025. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.
d.The Company entered into long-term purchase agreements of materials and supplies, manufacturing services and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.
e.The Company entered into long-term purchase agreement of equipment and maintenance service. The relative fulfillment period, quantity and price are specified in the agreement.
f.The Company entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.
g.As of the end of reporting period, the Company provided endorsement guarantees of NT$2,616,559 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.
h.As of the end of reporting period, the Company provided a NT$235,830,000 thousand endorsement guarantee for its subsidiary, TSMC Global, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds.
i.As of the end of reporting period, the Company provided a NT$471,578,859 thousand endorsement guarantee for its subsidiary, TSMC Arizona, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds and operation needs.
j.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods and lease agreement. As of December 31, 2025 and 2024, the aforementioned guarantee amounted to NT$9,218,256 thousand and NT$10,315,609 thousand, respectively.
32.  SIGNIFICANT LOSS FROM DISASTER
In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the first quarter of 2025, the Company recognized related earthquake losses to be approximately NT$5.3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.
On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

33.  EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND
LIABILITIES
The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign		Carrying
	Currencies	Exchange Rate	Amount
	(In Thousands)	(Note )	(In Thousands)

December 31, 2025

Financial assets

Monetary items
USD	$19,955,387	31.444	$627,477,202
EUR	1,061,338	37.003	39,272,688
JPY	125,963,643	0.2013	25,356,481

Financial liabilities

Monetary items
USD	11,973,221	31.444	376,485,962
EUR	965,399	37.003	35,722,667
JPY	124,677,971	0.2013	25,097,676
December 31, 2024

Financial assets

Monetary items
USD	17,852,987	32.768	585,006,683
EUR	585,645	34.102	19,971,653
JPY	116,712,205	0.2092	24,416,193

Financial liabilities

Monetary items
USD	15,423,526	32.768	505,398,116
EUR	732,065	34.102	24,964,882
JPY	117,290,411	0.2092	24,537,154
Note: Exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.
Please refer to the parent company only statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2025 and 2024, respectively.
Since there were varieties of foreign currency transactions of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

34.  ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the Securities and Futures Bureau for the Company:
a.Financings provided: See Table 1 attached;
b.Endorsement/guarantee provided: See Table 2 attached;
c.Marketable securities held (excluding investments in subsidiaries and associates): there are no significant securities that need to be listed separately;
d.Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 3 attached;
e.Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital:
See Table 4 attached;
f.Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in mainland China): See Table 5 attached;
g.Information on investment in mainland China
1)The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 6 attached.
2)Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Note 30.
35.  OPERATING SEGMENTS INFORMATION
The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)	Ending Balance (Foreign Currencies in Thousands) (Note 3)	Amount Actually Drawn (Foreign Currencies in Thousands)	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
													Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$41,142,000	$15,295,580	$15,295,580	1.50%	The need for long-term financing	$-	Operating capital	$-	-	$-	$122,744,745	$122,744,745
					(RMB 6,000,000)&	(RMB 3,400,000)	(RMB 3,400,000)
					(US$ 450,000)
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes	1,886,640	1,886,640	1,886,640	-	The need for short-term financing	-	Operating capital	-	-	-	33,875,210	33,875,210
					(US$ 60,000)	(US$ 60,000)	(US$ 60,000)

Note 1:The aggregate amount available for lending to TSMC Nanjing from TSMC China and the aggregate amount of lending from TSMC China shall not exceed the net worth of TSMC China.

Note 2:The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 3:The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

ENDORSEMENTS/GUARANTEES PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)	Ending Balance (Foreign Currencies in Thousands) (Note 3)	Amount Actually Drawn (US$ in Thousands)	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$2,167,838,398	$2,616,559	$2,616,559	$2,616,559	$-	0.05%	$2,167,838,398	Yes	No	No
					(US$83,213)	(US$83,213)	(US$83,213)
		TSMC Global	Subsidiary	2,167,838,398	235,830,000	204,386,000	204,386,000	-	3.77%	2,167,838,398	Yes	No	No
					(US$7,500,000)	(US$6,500,000)	(US$6,500,000)
		TSMC Arizona	Subsidiary	2,167,838,398	471,578,859	471,476,919	343,737,521	-	8.70%	2,167,838,398	Yes	No	No
					(US$14,997,420)	(US$14,994,178)	(US$10,931,736)
1	TSMC Japan	TSMC JDC	The same parent company	322,906	265,716	-	-	-	-	322,906	No	No	No
					(JPY1,320,000)

Note 1:TSMC's individual endorsement/guarantee limits for TSMC North America, TSMC Global, and TSMC Arizona, as well as the total external endorsement/guarantee limits for TSMC and its subsidiaries, shall not exceed forty percent
(40%) of TSMC’s net worth.

Note 2:The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC and the total amount of the endorsement/guarantee provided by TSMC Japan shall not exceed two hundred and fifty percent (250%) of TSMC
Japan’s net worth.

Note 3:The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$2,931,832,801	77	Net 30 days from invoice date (Note)	-	-	$206,855,118	81
	TSMC Arizona	Subsidiary	Sales	1,558,414	-	Net 30 days from the end of the month of when invoice is issued	-	-	86,254	-
	JASM	Subsidiary	Sales	1,026,858	-	Net 30 days from the end of the month of when invoice is issued	-	-	396,245	-
	TSMC Nanjing	Subsidiary	Sales	158,188	-	Net 30 days from the end of the month of when invoice is issued	-	-	7,430	-
	GUC	Associate	Sales	6,014,200	-	Net 30 days from invoice date	-	-	387,902	-
	VIS	Associate	Sales	1,467,380	-	Net 30 days from the end of the month of when invoice is issued	-	-	945,224	-
	SSMC	Associate	Sales	299,174	-	Net 30 days from the end of the month of when invoice is issued	-	-	97,263	-
	TSMC Nanjing	Subsidiary	Purchases	73,652,776	27	Net 30 days from the end of the month of when invoice is issued	-	-	(2,934,085)	3
	TSMC Arizona	Subsidiary	Purchases	67,096,542	25	Net 30 days from the end of the month of when invoice is issued	-	-	(9,127,301)	10
	TSMC China	Subsidiary	Purchases	26,581,060	10	Net 30 days from the end of the month of when invoice is issued	-	-	(2,261,531)	2
	TSMC Washington	Indirect subsidiary	Purchases	7,233,381	3	Net 30 days from the end of the month of when invoice is issued	-	-	(578,662)	1
	SSMC	Associate	Purchases	4,113,439	2	Net 30 days from the end of the month of when invoice is issued	-	-	(374,089)	-
	VIS	Associate	Purchases	878,168	-	Net 30 days from the end of the month of when invoice is issued	-	-	(91,947)	-

TSMC North America	GUC	Associate of TSMC	Sales	25,079,357	1	Net 30 days from invoice date	-	-	1,263,109	1
				(US$805,964)					(US$40,170)

VisEra Tech	Xintec	Associate of TSMC	Sales	366,246	4	Net 60 days from the end of the month of when invoice is issued	-	-	46,003	4
Note:The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$210,872,604	26	$-	-	$-	$-
	JASM	Subsidiary	397,110	Note 2	-	-	-	-
	VIS	Associate	1,213,033	Note 2	-	-	-	-
	GUC	Associate	387,902	25	-	-	-	-

TSMC North America	TSMC	Parent company	149,819	Note 2	-	-	-	-
			(US$4,765)
	GUC	Associate of TSMC	1,263,109	10	-	-	-	-
			(US$40,170)

TSMC Europe	TSMC	Parent company	112,840	Note 2	-	-	-	-
			(EUR3,049)

TSMC China	TSMC	Parent company	2,261,531	27	-	-	-	-
			(RMB502,702)
	TSMC Nanjing	The same parent company	15,388,856	Note 2	-	-	-	-
			(RMB3,420,734)

TSMC Nanjing	TSMC	Parent company	2,934,085	18	-	-	-	-
			(RMB652,200)

TSMC Arizona	TSMC	Parent company	9,127,301	26	-	-	-	-
			(US$290,272)

TSMC Technology	TSMC	The ultimate parent of the Company	1,248,835	Note 2	-	-	-	-
			(US$39,716)

TSMC Development	TSMC Washington	Subsidiary	1,886,640	Note 2	-	-	-	-
			(US$60,000)

TSMC Washington	TSMC	The ultimate parent of the Company	578,662	27	-	-	-	-
			(US$18,403)
Note 1:The calculation of turnover days excludes other receivables from related parties.
Note 2:The ending balance is primarily consisted of royalty receivables and other receivables, which is not applicable for the calculation of turnover days.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2025			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2025 (Foreign Currencies in Thousands)	December 31, 2024 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$1,178,213,709	$616,839,509	37	100	$1,351,374,238	$51,520,610	$51,520,610	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	672,616,510	565,786,810	21,250	100	644,037,295	16,141,125	14,599,365	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130	31,456,130	988,268	100	75,809,127	2,172,398	2,172,398	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	68,384,148	68,384,148	3,011	73	48,148,122	(9,767,064)	(7,095,772)	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	38,221,667	18,112,326	805	70	39,474,813	(688,621)	(482,035)	Subsidiary
	VIS	Hsinchu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	13,919,430	13,919,430	506,709	28	18,166,267	7,907,503	2,172,713	Associate
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028	5,120,028	314	39	12,419,167	3,752,313	1,455,522	Associate
	VisEra Tech	Hsinchu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082	4,224,082	213,619	67	11,921,700	1,273,995	803,176	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and other semiconductor devices	333,718	333,718	11,000	100	8,770,383	1,194,222	1,194,222	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317	1,988,317	111,282	41	4,495,255	1,353,534	555,073	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	3,014,372	2,688,915	-	99.9	4,138,575	158,117	157,959	Subsidiary
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	2,952,582	3,769,566	1,313,286	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356	1,144,356	49	100	1,502,144	216,635	216,635	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749	15,749	-	100	767,420	77,134	77,134	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680	410,680	15	100	433,326	31,851	31,851	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760	83,760	6	100	129,152	5,123	5,123	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656	13,656	80	100	44,447	1,670	1,670	Subsidiary
	VTAF III (Note 3)	Cayman Islands	Investing in technology start-up companies	-	561,975	-	-	-	445	436	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investing in companies involved in semiconductor manufacturing	18,455,704	18,455,704	-	100	38,469,935	114,205	Note 2	Subsidiary
				(US$ 586,939)	(US$ 586,939)			(US$ 1,223,443)	(US$ 3,617)
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	449,084	449,084	-	100	1,911,742	408,763	Note 2	Subsidiary
				(US$ 14,282)	(US$ 14,282)			(US$ 60,798)	(US$ 13,211)
	TSMC Canada	Ontario, Canada	Engineering support activities	72,321	72,321	2,300	100	472,275	44,729	Note 2	Subsidiary
				(US$ 2,300)	(US$ 2,300)			(US$ 15,020)	(US$ 1,439)

VTAF III	Growth Fund (Note 3)	Cayman Islands	Investing in technology start-up companies	-	38,862	-	-	-	445	Note 2	Subsidiary
					(US$ 1,236)				(US$ 14)

TSMC Development	TSMC Washington	Washington, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	-	-	293,637	100	4,571,303	(401,529)	Note 2	Subsidiary
								(US$ 145,379)	(US$ (12,888))
Note 1:The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:VTAF III and the Growth Fund have completed the liquidation procedures respectively in the first quarter and the second quarter of 2025.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2025 (US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2025 (US$ in Thousands)	Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of December 31, 2025	Accumulated Inward Remittance of Earnings as of December 31, 2025
					Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$18,939,667	(Note 1)	$18,939,667	$-	$-	$18,939,667	$11,571,415	100%	$11,638,257	$122,572,394	$-
		(RMB4,502,080)		(US$596,000)			(US$596,000)			(Note 2)

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	30,521,412	(Note 1)	30,521,412	-	-	30,521,412	27,605,732	100%	27,453,918	145,609,673	-
		(RMB6,650,119)		(US$1,000,000)			(US$1,000,000)			(Note 2)

Accumulated Investment in Mainland China as of December 31, 2025 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079	$ 119,412,667	$ 3,276,477,170
(US$ 1,596,000)	(US$ 3,596,000)	(Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.
Note 2:    Amount was recognized based on the audited financial statements.
Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.

THE CONTENTS OF STATEMENTS OF MAJOR
ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET	2
STATEMENT OF RECEIVABLES FROM RELATED PARTIES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS	6
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 15
STATEMENT OF DEFERRED INCOME TAX ASSETS / LIABILITIES	Note 23
STATEMENT OF ACCOUNTS PAYABLES	7
STATEMENT OF PAYABLES TO RELATED PARTIES	8
STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS	9
STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	10
STATEMENT OF BONDS PAYABLE	11
STATEMENT OF LEASE LIABILITIES	12
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF NET REVENUE	13
STATEMENT OF COST OF REVENUE	14
STATEMENT OF OPERATING EXPENSES	15
STATEMENT OF FINANCE COSTS	Note 21
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	16

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CASH AND CASH EQUIVALENTS
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$670
Cash in banks
Checking accounts and demand deposits		1,877,647
Foreign currency deposits	Including US$2,848,100 thousand @31.444, JPY55,265,702 thousand @0.2013 and EUR91,795 thousand @37.003	104,077,322
Time deposits	From 2025.07.15 to 2026.06.29, interest rates at 0.63%-4.35%, including NT$675,147,639 thousand, US$7,470,000 thousand @31.444, JPY70,017,775 thousand @0.2013 and EUR968,000 thousand @37.003	959,947,801
Cash equivalents
Repurchase agreements	Expired by 2026.01.16, interest rates at 4.18%	1,131,984
Money market funds		8

Total		$1,067,035,432

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Client Name	Amount

Client A	$21,355,904

Client B	5,577,827

Client C	4,706,863

Client D	2,597,710

Client E	2,382,943

Others (Note)	10,558,944

47,180,191

Less: Allowance for doubtful accounts	(477,512)

Total	$46,702,679
Note:The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF RECEIVABLES FROM RELATED PARTIES
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$206,855,118

Others (Note)	1,927,920

Total	$208,783,038
Note:The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF INVENTORIES
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$26,782,971	$105,960,493

Work in process	170,000,320	926,545,143

Raw materials	43,318,957	43,318,957

Supplies and spare parts	12,218,121	12,218,121

Total	$252,320,369	$1,088,042,714

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
FOR THE YEAR ENDED DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Increase
							(Decrease)
							in Using the				Market Value or
	Balance, January 1, 2025		Additions in Investment		Decrease in Investment		Equity Method	Balance, December 31, 2025			Net Assets Value
	Shares		Shares		Shares		Amount	Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 2)	(In Thousands)%		Amount	(NT$)	Amount	Collateral

Stocks
TSMC Global	19	$772,437,954	18	$561,374,200	-	$-	$17,562,084	37	100	$1,351,374,238	$-	$1,351,374,238	Nil
TSMC Arizona	17,850	544,359,678	3,400	106,829,700	-	-	(7,152,083)	21,250	100	644,037,295	-	645,663,984	Nil
TSMC Partners	988,268	76,694,630	-	-	-	-	(885,503)	988,268	100	75,809,127	-	75,934,789	Nil
JASM	3,011	57,173,512	-	-	-	-	(9,025,390)	3,011	73	48,148,122	-	48,448,598	Nil
ESMC	735	17,510,070	70	20,109,341	-	-	1,855,402	805	70	39,474,813	-	39,474,813	Nil
VIS	506,709	18,300,373	-	-	-	-	(134,106)	506,709	28	18,166,267	92 (note 1)	46,667,929	Nil
SSMC	314	11,387,185	-	-	-	-	1,031,982	314	39	12,419,167	-	12,205,571	Nil
VisEra Tech	213,619	12,204,760	-	-	-	-	(283,060)	213,619	67	11,921,700	285 (note 1)	60,881,415	Nil
TSMC North America	11,000	7,856,923	-	-	-	-	913,460	11,000	100	8,770,383	-	8,770,383	Nil
Xintec	111,282	4,220,609	-	-	-	-	274,646	111,282	41	4,495,255	139 (note 1)	15,468,188	Nil
GUC	46,688	3,512,938	-	-	-	-	(560,356)	46,688	35	2,952,582	2125 (note 1)	99,211,700	Nil
TSMC 3DIC	49	1,343,370	-	-	-	-	158,774	49	100	1,502,144	-	1,502,144	Nil
TSMC Europe	-	631,939	-	-	-	-	135,481	-	100	767,420	-	767,420	Nil
TSMC JDC	15	418,383	-	-	-	-	14,943	15	100	433,326	-	433,326	Nil
TSMC Japan	6	129,226	-	-	-	-	(74)	6	100	129,152	-	129,152	Nil
TSMC Korea	80	43,764	-	-	-	-	683	80	100	44,447	-	44,447	Nil
Subtotal		1,528,225,314		688,313,241		-	3,906,883			2,220,445,438		2,406,978,097

Capital
TSMC Nanjing	-	116,846,280	-	-	-	-	28,763,393	-	100	145,609,673	-	145,943,725	Nil
TSMC China	-	110,272,686	-	-	-	-	12,299,708	-	100	122,572,394	-	122,744,745	Nil
Emerging Fund	-	3,214,022	-	633,246	-	(307,789)	599,096	-	99.9	4,138,575	-	4,147,607	Nil
VTAF II (Note3)	-	6,246	-	-	-	(128,619)	122,373	-	-	-	-	-	Nil
VTAF III (Note3)	-	23,334	-	-	-	(39,804)	16,470	-	-	-	-	-	Nil
Subtotal		230,362,568		633,246		(476,212)	41,801,040			272,320,642		272,836,077

Total		$1,758,587,882		$688,946,487		$(476,212)	$45,707,923			$2,492,766,080		$2,679,814,174
Note 1:    The unit price is calculated by closing price of the Taipei Exchange or the TWSE as of December 31, 2025.
Note 2:    Mainly including share of profit or loss of subsidiaries and associates, share of other comprehensive income or loss of subsidiaries and associates, cash dividends received from subsidiaries and associates, etc.
Note 3:    VTAF II and VTAF III have completed the liquidation procedures respectively in the first quarter of 2025.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

			Office
Item	Land	Buildings	Equipment	Total

Cost
Balance at January 1, 2025	$47,535,869	$2,686,676	$50,962	$50,273,507
Additions	6,793,814	1,813,438	17,381	8,624,633
Deductions	(1,058,946)	(18,754)	(15,164)	(1,092,864)

Balance at December 31, 2025	$53,270,737	$4,481,360	$53,179	$57,805,276

Accumulated depreciation
Balance at January 1, 2025	$10,919,881	$1,423,766	$30,713	$12,374,360
Additions	2,972,023	703,268	16,015	3,691,306
Deductions	(113,298)	(3,589)	(14,220)	(131,107)

Balance at December 31, 2025	$13,778,606	$2,123,445	$32,508	$15,934,559

Carrying amounts at December 31, 2025	$39,492,131	$2,357,915	$20,671	$41,870,717

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCOUNTS PAYABLES
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$5,506,480

Others (Note)	68,691,672

Total	$74,198,152
Note:The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO RELATED PARTIES
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Vendor Name	Amount
TSMC Arizona	$9,127,301

TSMC Nanjing	2,934,085

TSMC China	2,261,532

Xintec	1,298,672

TSMC Technology	1,248,835

Others (Note)	1,654,538

Total	$18,524,963
Note:The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$29,799,065

Vendor B	27,321,659

Vendor C	10,885,531

Vendor D	8,959,351

Others (Note)	91,683,234

Total	$168,648,840
Note:The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Item	Amount

Temporary receipts from customers	$145,207,051

Refund liability	75,708,756

Contract liabilities	34,734,928

Others (Note)	85,104,566

Total	$340,755,301
Note:The amount of each item in others does not exceed 5% of the account balance.
(Continued)

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF BONDS PAYABLE
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Unamortized Repayment	Collateral

Domestic unsecured bonds-109-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.58	$3,000,000	$3,000,000	$-	$-	$-	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.62	10,500,000	-	10,500,000	(1,929)	10,498,071	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.64	10,500,000	-	10,500,000	(4,651)	10,495,349	Bullet repayment	Nil
Domestic unsecured bonds-109-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.52	5,900,000	5,900,000	-	-	-	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.58	10,400,000	-	10,400,000	(1,961)	10,398,039	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.60	5,300,000	-	5,300,000	(2,359)	5,297,641	Bullet repayment	Nil
Domestic unsecured bonds-109-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.55	4,500,000	4,500,000	-	-	-	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.60	7,500,000	-	7,500,000	(1,571)	7,498,429	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.64	2,400,000	-	2,400,000	(1,124)	2,398,876	Bullet repayment	Nil
Domestic unsecured bonds-109-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.58	5,700,000	5,700,000	-	-	-	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.65	6,300,000	-	6,300,000	(1,042)	6,298,958	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.67	1,900,000	-	1,900,000	(858)	1,899,142	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.50	4,800,000	4,800,000	-	-	-	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.58	8,000,000	-	8,000,000	(1,487)	7,998,513	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.60	2,800,000	-	2,800,000	(1,298)	2,798,702	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.40	1,600,000	1,600,000	-	-	-	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.44	5,600,000	-	5,600,000	(1,382)	5,598,618	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.48	4,800,000	-	4,800,000	(2,548)	4,797,452	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.36	1,900,000	1,900,000	-	-	-	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.41	10,200,000	-	10,200,000	(2,408)	10,197,592	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.45	6,400,000	-	6,400,000	(3,173)	6,396,827	Two equal installments in last two years	Nil
Domestic US$ unsecured bonds-109-1	Mega International Commercial Bank Co., Ltd.	2020.09.22	On 09.22 annually	2.70	31,444,000	-	31,444,000	(30,002)	31,413,998	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.50	4,800,000	-	4,800,000	(236)	4,799,764	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.55	11,400,000	-	11,400,000	(3,806)	11,396,194	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.60	4,900,000	-	4,900,000	(2,686)	4,897,314	Bullet repayment	Nil
Domestic unsecured bonds-110-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.50	5,200,000	-	5,200,000	(347)	5,199,653	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.58	8,400,000	-	8,400,000	(2,915)	8,397,085	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.65	5,600,000	-	5,600,000	(3,123)	5,596,877	Bullet repayment	Nil
Domestic unsecured bonds-110-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.52	6,900,000	-	6,900,000	(684)	6,899,316	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.58	7,900,000	-	7,900,000	(2,925)	7,897,075	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.65	4,900,000	-	4,900,000	(2,792)	4,897,208	Bullet repayment	Nil
Domestic unsecured bonds-110-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.485	4,000,000	4,000,000	-	-	-	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.50	8,000,000	-	8,000,000	(1,016)	7,998,984	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.55	5,400,000	-	5,400,000	(2,077)	5,397,923	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.62	4,200,000	-	4,200,000	(2,443)	4,197,557	Bullet repayment	Nil
Domestic US$ unsecured bonds-110-5	Mega International Commercial Bank Co., Ltd.	2021.09.23	On 09.23 annually	3.10	31,444,000	-	31,444,000	(29,387)	31,414,613	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.535	3,200,000	-	3,200,000	(219)	3,199,781	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.54	6,900,000	-	6,900,000	(1,177)	6,898,823	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.60	4,600,000	-	4,600,000	(1,958)	4,598,042	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.62	1,600,000	-	1,600,000	(980)	1,599,020	Bullet repayment	Nil
Domestic unsecured bonds-110-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.65	7,700,000	-	7,700,000	(1,596)	7,698,404	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.675	3,500,000	-	3,500,000	(975)	3,499,025	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.72	5,500,000	-	5,500,000	(2,509)	5,497,491	Bullet repayment	Nil
(Concluded)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Unamortized Repayment	Collateral
Domestic unsecured bonds-111-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.01.12	On 01.12 annually	0.63	$2,100,000	$-	$2,100,000	$(534)	$2,099,466	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.01.12	On 01.12 annually	0.72	3,300,000	-	3,300,000	(1,775)	3,298,225	Bullet repayment	Nil
Domestic unsecured bonds-111-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.84	3,000,000	-	3,000,000	(550)	2,999,450	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.85	9,600,000	-	9,600,000	(2,631)	9,597,369	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.90	1,600,000	-	1,600,000	(817)	1,599,183	Bullet repayment	Nil
Domestic unsecured bonds-111-3	Taipei Fubon Commercial Bank Co., Ltd.	2022.05.20	On 05.20 annually	1.50	6,100,000	-	6,100,000	(1,898)	6,098,102	Bullet repayment	Nil
Domestic unsecured bonds-111-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.60	1,200,000	-	1,200,000	(175)	1,199,825	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.70	10,100,000	-	10,100,000	(3,342)	10,096,658	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.75	1,200,000	-	1,200,000	(653)	1,199,347	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.95	1,400,000	-	1,400,000	(987)	1,399,013	Bullet repayment	Nil
Domestic unsecured bonds-111-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	2,000,000	-	2,000,000	(677)	1,999,323	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	8,900,000	-	8,900,000	(3,331)	8,896,669	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	2,200,000	-	2,200,000	(1,297)	2,198,703	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.82	2,500,000	-	2,500,000	(1,873)	2,498,127	Bullet repayment	Nil
Domestic unsecured bonds-111-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	1.75	5,700,000	-	5,700,000	(2,466)	5,697,534	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	1.80	1,000,000	-	1,000,000	(655)	999,345	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	2.00	3,500,000	-	3,500,000	(2,865)	3,497,135	Bullet repayment	Nil
Domestic unsecured bonds-112-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.03.28	On 03.28 annually	1.54	12,200,000	-	12,200,000	(6,399)	12,193,601	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.03.28	On 03.28 annually	1.60	2,300,000	-	2,300,000	(1,576)	2,298,424	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.03.28	On 03.28 annually	1.78	4,800,000	-	4,800,000	(3,929)	4,796,071	Bullet repayment	Nil
Domestic unsecured bonds-112-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.05.03	On 05.03 annually	1.60	13,100,000	-	13,100,000	(7,018)	13,092,982	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.05.03	On 05.03 annually	1.65	2,300,000	-	2,300,000	(1,576)	2,298,424	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.05.03	On 05.03 annually	1.82	5,300,000	-	5,300,000	(4,303)	5,295,697	Bullet repayment	Nil
Domestic unsecured bonds-112-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.06.01	On 06.01 annually	1.60	11,400,000	-	11,400,000	(6,270)	11,393,730	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.06.01	On 06.01 annually	1.65	2,600,000	-	2,600,000	(1,807)	2,598,193	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.06.01	On 06.01 annually	1.80	6,000,000	-	6,000,000	(4,901)	5,995,099	Bullet repayment	Nil
Domestic unsecured bonds-112-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.08.16	On 08.16 annually	1.60	7,300,000	-	7,300,000	(4,313)	7,295,687	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.08.16	On 08.16 annually	1.65	700,000	-	700,000	(510)	699,490	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.08.16	On 08.16 annually	1.76	7,900,000	-	7,900,000	(6,600)	7,893,400	Bullet repayment	Nil
Domestic unsecured bonds-112-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.10.16	On 10.16 annually	1.62	4,300,000	-	4,300,000	(2,713)	4,297,287	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.10.16	On 10.16 annually	1.76	5,500,000	-	5,500,000	(4,733)	5,495,267	Bullet repayment	Nil
Domestic unsecured bonds-113-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2024.03.15	On 03.15 annually	1.64	12,000,000	-	12,000,000	(8,284)	11,991,716	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2024.03.15	On 03.15 annually	1.76	10,800,000	-	10,800,000	(9,534)	10,790,466	Bullet repayment	Nil
Domestic unsecured bonds-113-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2024.05.17	On 05.17 annually	1.98	4,900,000	-	4,900,000	(3,576)	4,896,424	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2024.05.17	On 05.17 annually	2.10	6,600,000	-	6,600,000	(5,968)	6,594,032	Bullet repayment	Nil
Domestic unsecured bonds-114-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2025.03.28	On 03.28 annually	1.90	12,000,000	-	12,000,000	(10,891)	11,989,109	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2025.03.28	On 03.28 annually	2.05	7,200,000	-	7,200,000	(7,129)	7,192,871	Bullet repayment	Nil
Domestic unsecured bonds-114-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2025.06.02	On 06.02 annually	1.92	12,500,000	-	12,500,000	(11,551)	12,488,449	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2025.06.02	On 06.02 annually	2.05	1,600,000	-	1,600,000	(1,581)	1,598,419	Bullet repayment	Nil
Domestic unsecured bonds-114-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2025.07.09	On 07.09 annually	1.92	8,300,000	-	8,300,000	(7,844)	8,292,156	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2025.07.09	On 07.09 annually	2.05	4,000,000	-	4,000,000	(3,985)	3,996,015	Bullet repayment	Nil
Domestic unsecured bonds-114-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2025.09.18	On 09.18 annually	1.66	13,800,000	-	13,800,000	(13,372)	13,786,628	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2025.09.18	On 09.18 annually	1.73	4,000,000	-	4,000,000	(3,997)	3,996,003	Bullet repayment	Nil
Domestic unsecured bonds-114-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2025.11.20	On 11.20 annually	1.50	14,000,000	-	14,000,000	(14,320)	13,985,680	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2025.11.20	On 11.20 annually	1.53	3,000,000	-	3,000,000	(3,094)	2,996,906	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2025.11.20	On 11.20 annually	1.58	6,500,000	-	6,500,000	(6,728)	6,493,272	Bullet repayment	Nil

TOTAL					$569,788,000	$31,400,000	$538,388,000	$(316,672)	538,071,328

Less: Current portion									(61,940,126)

									$476,131,202

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LEASE LIABILITIES
DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

			Discount	Balance,
Item	Description	Lease Term	Rate (%)	End of Year

Land	Mainly for the use of plants and offices	1 to 22 years	0.39~2.30	$31,051,868

Buildings	Mainly for the use of offices	1 to 12 years	0.40~2.04	2,457,301

Office equipment	For operation use	1 to 3 years	0.28~1.80	21,668

				33,530,837

Less: Current portion				(3,241,718)

Noncurrent portion				$30,289,119

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NET REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece)(Note)	Amount

Wafer	14,833,949	$3,255,146,998
Other		529,241,762

Net revenue		$3,784,388,760
Note:12-inch equivalent wafers.

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF COST OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$44,017,395
Raw material purchased	90,912,827
Raw materials, end of year	(43,318,957)
Transferred to manufacturing or operating expenses	(23,891,976)
Others	(254,061)
Subtotal	67,465,228
Direct labor	32,733,556
Manufacturing expenses	1,335,140,462
Manufacturing cost	1,435,339,246
Work in process, beginning of year	178,296,363
Work in process purchased	65,949,003
Work in process, end of year	(170,000,320)
Transferred to manufacturing or operating expenses	(65,395,343)
Cost of finished goods	1,444,188,949
Finished goods, beginning of year	33,980,459
Finished goods purchased	113,982,630
Finished goods, end of year	(26,782,971)
Transferred to manufacturing or operating expenses	(32,866,260)
Scrapped	(477,609)
Subtotal	1,532,025,198
Others	32,287,869

Total	$1,564,313,067

STATEMENT 15

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2025
(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$98,093,854	$29,384,438	$5,926,506

Consumables	60,081,024	2,291,590	62

Depreciation expense	36,512,090	2,421,062	24,200

Repair and maintenance expense	13,431,843	4,785,914	5,231

Consulting expense	14,852	3,902,532	14,520

Management fees of the Science Park Administration	-	7,009,413	-

Commission	-	200,931	1,454,472

Others (Note)	28,887,048	18,033,234	446,580

Total	$237,020,711	$68,029,114	$7,871,571
Note:The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 16

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2025				Year Ended December 31, 2024
	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total

Labor cost
Salary and bonus	$190,604,680	$124,173,907	$-	$314,778,587	$138,658,016	$94,485,677	$-	$233,143,693
Labor and health insurance	8,224,477	4,819,258	-	13,043,735	6,527,978	3,993,315	-	10,521,293
Pension	3,577,098	1,854,132	-	5,431,230	3,116,700	1,696,152	-	4,812,852
Board compensation	-	157,366	-	157,366	-	507,110	-	507,110
Others	4,697,091	2,400,135	-	7,097,226	3,853,797	2,075,869	-	5,929,666
	$207,103,346	$133,404,798	$-	$340,508,144	$152,156,491	$102,758,123	$-	$254,914,614

Depreciation	$574,475,240	$38,957,352	$4	$613,432,596	$590,881,553	$34,858,056	$7,814	$625,747,423

Amortization	$4,989,782	$2,994,470	$-	$7,984,252	$6,320,646	$2,808,823	$-	$9,129,469
Note 1:For the year of 2025 and 2024, the Company had average 76,916 and 70,037 employees, respectively, which included 9 non-employee directors for both years.
Note 2:Average labor cost for the years ended December 31, 2025 and 2024 were NT$4,425 thousand and NT$3,633 thousand, respectively.
Note 3:Average salary and bonus for the years ended December 31, 2025 and 2024 were NT$4,093 thousand and NT$3,329 thousand, respectively. The average salary and bonus increased by 22.95% year over year.
Note 4:The Company did not have supervisors for the years ended December 31, 2025 and 2024. Therefore, there was no compensation to the supervisor.
Note 5:The Company’s compensation policies: The Company’s employees are entitled to a comprehensive compensation and benefits program above the industry average. The compensation program includes a monthly salary, business performance bonuses based on quarterly business results, a profit sharing bonus based on annual profits, and a subsidy based on Employee Stock Purchase Plan. The Company determines the amount of the business performance bonus and profit sharing based on operating results and industry practice in the R.O.C.. The amount and distribution of the bonus and profit sharing are recommended by the Compensation and People Development Committee to the Board of
Directors for approval. Individual rewards are based on each employee’s job responsibility, contribution and performance.
Note 6:The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation and People
Development Committee then submitted to the Board of Directors for approval.
Note 7:According to the Company’s Articles of Incorporation, the Board of Directors is authorized to determine the salary for the Chairman, Vice Chairman and Directors, taking into account the extent and value of the services provided for the management of the Company and the standards of the industry within the R.O.C. and overseas. The Articles of Incorporation also provide that the compensation to directors shall be no more than 0.3% of annual profits and directors who also serve as executive officers of the Company are not entitled to receive compensation to directors. The distribution of compensation to directors shall be made in accordance with the Company’s “Rules for Distribution of
Compensation to Directors” based on the following principles: (1) directors who also serve as executive officers of the Company are not entitled to receive compensation; (2) the compensation for independent directors may be higher than the other directors, as all independent directors also serve as members of the Audit and Risk Committee and the Compensation and People Development Committee and thus participate in the discussions as well as resolutions of related committee meetings in accordance with the charter of each committee; and (3) the compensation for overseas independent directors may be higher than domestic independent directors.